UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated (Registrant)
Date: March 12, 2008	By:	/s/ Jeremy Black
Jeremy Black
Corporate Secretary

ANNUAL REPORT 2007
RITCHIE BROS. AUCTIONEERS

2007
In 2007, Ritchie Bros. Auctioneers conducted 183 unreserved industrial auctions and 177 unreserved agricultural auctions around the world. We currently have over 110 offices in 27 countries, including 38 auction sites.
We auction a wide range of construction, transportation, agricultural, mining, forestry, petroleum, material handling, marine and real estate assets on behalf of our consignors. Every Ritchie Bros. auction is completely unreserved, meaning there are no minimum bids and no reserve prices on any item. Every item sells to the highest bidder on auction day, regardless of price.

Gross Auction Proceeds in billions of US dollars 3.19 3.0 2.72 2.5 2.09 2.0 1.79 1.56 1.5 1.0 0.5 0 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 Buyers in thousands 80.3 75.0
74.0 62.8 55.9 58.9
50.0 25.0 0 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 Consignors in thousands
32.1 34.9 30.0 27.9 23.5 24.9 20.0 10.0
0 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

Gross Auction Proceeds in billions of US dollars
3.0
2.5
2.0
1.5
1.0
0.5
0
1.56
1.79
2.09
2.72
3.19
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
Buyers in thousands
75.0
50.0
25.0
0
55.9
58.9
62.8
74.0
80.3
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
Consignors in thousands
30.0
20.0
10.0
0
23.5
24.9
27.9
32.1
34.9
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

contents To our Fellow Shareholders 4 Creating a Global Marketplace for our Customers 10 Why Buyers Choose Ritchie Bros. 18 Why Sellers Choose Ritchie Bros. 22 Online Bidding: rbauctionBid-Live 26 Evolution of an Auction Site 29 2007: Another Record Year 30 Improving our Business Processes 34 The Future of Ritchie Bros. 36 Financial Information 39 Supplemental Quarterly Data 64 Selected Financial and Operating Data 65 Board of Directors 67 Shareholder Information 68 In this annual report, all dollar amounts are stated in United States dollars unless a different currency is indicated. Gross auction proceeds (“GAP”) represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. Auction revenues is the most directly comparable measure in our Statement of Operations and represents the revenues we earn in the course of conducting our auctions. Auction Revenues are primarily comprised of the commissions earned on straight commission and gross guarantee contracts, plus the net profit or loss on the sale of lots purchased and sold by the Company as principal. Forward-looking statements: The discussion in this Annual Report includes forward-looking statements, which involve risks and uncertainties as to possible future outcomes. Readers should refer to the discussion concerning forward-looking statements and risk factors included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007, which is included in the Financial Information section of this Annual Report.

“Treat your customers like your friends and they will always be your customers.”
– Dave Ritchie, co-founder of Ritchie Bros. Auctioneers.
Ritchie Bros. was founded in 1958 on two basic principles: every auction should be strictly unreserved and every customer should be treated fairly. We believe that our commitment to these principles has been the driving force behind our phenomenal growth over the past 50 years. Today we are proud to be known as the world’s largest industrial auctioneer, generating gross auction proceeds of $3.19 billion in 2007.
But we are even prouder of the reputation we have earned among our customers: a reputation for honesty, for fairness and for always doing the right thing. Dave Ritchie taught us the importance of taking care of our customers and we follow his example to this day.
We strive to give every customer the time and respect they deserve, whether they are buying a single piece of equipment or selling an entire fleet. We strive to offer the best possible service by continuing to expand our global network of offices and auction facilities – adding new permanent auction sites in Denver, Colorado; Columbus, Ohio; and Regina, Saskatchewan in 2007 alone. And we strive to find better ways of meeting the evolving needs of our customers and delivering value by investing in new and improved services, business processes, and our people.
We sold more than 261,000 lots for almost 35,000 companies and individuals at our auctions in 2007. Although we sell more used trucks and equipment than any other company in the world, we recognize that it’s the value we offer and the relationships we build that keep our customers coming back year after year.
Over the past 50 years, Ritchie Bros. has developed a unique business model: using unreserved public auctions to create a global marketplace for our customers. There is no other company in the world that does what we do, or that does it as well. We are larger than our next 40 auction competitors combined – a level of success that we have achieved by remembering that our business is about people and relationships, not equipment.
As Dave Ritchie was fond of saying: “Take care of your customers and the business will take care of itself.”
RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT     3

TO OUR FELLOW SHAREHOLDERS
All of us who work at Ritchie Bros. are very lucky. At some point along each of our career paths, we ran into, tripped over, or maybe even did business with some of the people already working as part of this unique team – and something clicked within us, something that encouraged us to make Ritchie Bros. our home. We are lucky to be part of this dynamic company and to be the keepers, nurturers and cultivators of the vision formed 50 years ago by Dave, Ken and John Ritchie. The essence of that vision was, and still is, quite simple: to create value for our customers. We do this by using unreserved auctions to create a fair, open, honest and global marketplace where bidders and sellers can come together.
Today, when we take a breath, step back and look into the future, we see ourselves becoming the world’s largest marketplace for commercial and industrial assets. That may sound like a lofty goal, but it’s very much in our long-term sights. And we are not intimidated by it. In fact, it charges us up. We are the proud custodians of a highly scalable and efficient business model with 50 years of reputation and history behind us. We are expanding successfully all over the world, and yet we continue to serve just a tiny share of a large and extremely fragmented market. The opportunity in front of us is massive. No wonder we feel lucky.
One of the keys to our success is having a team that is comprised of employees who share a fundamental desire to deliver great customer service. We believe that our future growth and expansion are directly dependent on our ability to continue to create value for our customers. We refuse to take our customers for granted – we are always looking for new and better ways to deliver value to them and help them manage their assets and fleets of equipment. The results of a recent customer survey confirmed to us that we are on the right track; they also revealed some tremendous insights about our future. In addition to hearing that our customers find real value in our service, enjoy working with us, and recommend us to their friends, we learned that for every dollar worth of trucks and equipment that our customers sell at our auctions, they sell another two dollars worth on their own or through other channels. This information has delivered a very clear message to all of us, especially our team of Territory Managers. That message is simple: by helping our existing customers fully understand our value proposition and by serving them even better than we already do, we could theoretically triple our business. Of course it’s not quite that simple – we don’t actually expect to get 100% of the business from every one of our customers. But it sure gives us a good reason to listen to what our customers are telling us they want and need. We have great opportunities to grow our business by focusing on those equipment owners who already work with us, and even greater opportunities by developing relationships with all the others who do not yet know who we are.
Our focus on customer service has helped us become the world’s largest industrial auction company. Our team is comprised of 950 employees working out of more than 110 offices, including 38 auction sites, in 27 countries. During 2007, we sold over 261,000 lots for nearly 35,000 consignors. We held 183 unreserved industrial auctions, attracting over 254,000 bidder registrations. As the charts and graphs in this report show, all these numbers have been increasing.
Our unreserved public auctions provide transparent and efficient access to the global used equipment market. Our business model is perhaps best compared to a stock market. If someone wants to buy or sell stock in a company, they don’t place an ad in the newspaper and then wait for the phone to ring. They go to the stock market where all the buyers and sellers are already gathered. Over the past 50 years, we have built an equivalent marketplace for used trucks and equipment, enabling us to efficiently deliver fair market value to buyers and sellers all over the world. As a result, an ever-increasing number of equipment owners are choosing to buy and sell at our auctions, much as early stock traders migrated to the first stock markets.
We had another record-breaking year in 2007. Our annual gross auction proceeds were $3.19 billion, just over double our gross auction proceeds of four years ago. From December 31, 2003 to December 31, 2007, our stock price rose 230% indicating that our shareholders (a group that includes many customers and well over half of our employees) have also enjoyed their relationship with Ritchie Bros. At December 31, 2007, our market capitalization was over $2.8 billion. But more important than these numbers
4     RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

are the incredible people we not only hired but also groomed and promoted in recent years. Our financial results have been great, but they are simply the end result of the efforts made by the dedicated men and women on our team – and we hired, trained and promoted some great ones in 2007.
Despite all the records and success we’ve enjoyed, we still believe that we are just beginning to scratch the surface. Without question, our growth in recent years has outstripped our expectations, yet we still have massive growth opportunities in front of us. And while we are continually taking steps to position ourselves for future growth, we are planning for sustainable long-term growth and not the sort of rapid growth we have been experiencing recently. Not surprisingly, we are often asked, “Why don’t you try to grow faster?” The answer draws on the basics of our business. Ours remains a relationship business, meaning that our growth is limited by our capacity to develop relationships with customers. We build these relationships in many ways, including online via our industry-leading website at rbauction.com, over the phone when customers are dealing with our customer service group, and, most importantly, the old-fashioned way – face to face. Our customer relationships are multi-dimensional and deep, which is why it takes time to develop them. With this in mind, our strategies are geared towards our dual goals of maintaining and enhancing our corporate culture and growing our earnings per share at an average annual rate of 15% while generating a reasonable return on capital. We are cautious about chasing faster growth that could dilute our high level of customer service and make it more challenging for us to maintain and enhance our corporate culture. And we have no intention of taking that risk.
We group our growth strategies into three categories. We believe that our success has come and will continue to come from moving forward simultaneously on all three fronts.
People – building the team that will be able to achieve our goals
Places – adding the capacity to handle our anticipated future volume of business
Processes – developing and continually refining business processes that are efficient, consistent and scalable
It’s not fancy, but neither are we. Our key initiatives include the continual expansion of our international network of auction sites (we plan to add or replace an average of two or three per year for the foreseeable future) and hiring and training new members of our sales team. We are also increasing our use of technology to create efficiency throughout our business. Wherever we have processes that aren’t efficient, consistent and scalable, we are changing them. We achieved sales of over $3 billion in 2007 but we have our sights firmly set on $10 billion and beyond. We are taking steps today to ensure that we are in a position to handle this business.
We run a very lean operation and enjoy excellent operating leverage and high margins. As we continue building our foundation for future growth by investing in new auction sites, process improvements, and frontier markets, our operating leverage (which we measure by looking at General & Administrative expenses as a percentage of Gross Auction Proceeds) will no doubt fluctuate. Over the long term we expect it to trend lower, but our main focus is on delivering earnings per share growth of 15% per year on average. Most of this EPS growth will be driven by Gross Auction Proceeds growth. We expect our operating leverage to improve over time, but probably not every year.
RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT     5

Industry analysts believe that the annual worldwide transaction value of used equipment (of the types we have traditionally sold) is in the range of $100 billion; our internal estimates of this highly fragmented market are even higher. We sell more used trucks and equipment than any other organization in the world and yet, using these industry estimates, our market share is only about 3%. For the next several years, we expect most of our growth to come from the United States and Western Europe. We are in the fortunate position of not being dependent on more challenging markets for our growth; however, we are carefully expanding and investing in markets such as India, China, Eastern Europe and South America.
Our approach to these emerging markets mirrors the approach we took to the internet when it was the “next big thing.” We spent considerable time studying the available technology and our customers’ needs and only when we were satisfied that we could deliver an online offering that met our standards of customer service did we launch our real-time internet bidding service. In 2007, bidders using rbauctionBid-Live were buyer or runner-up on 27% of all lots offered online and their total online purchases exceeded $600 million. We will no doubt be holding auctions in most if not all of India, China, Eastern Europe and South America in the future, but not until we can deliver the same quality of experience and value that our customers have come to expect from us. By the way, selling $600 million to online bidders sounds great, but we still sold about $2.5 billion to people who attended our auctions in person – that is still the preferred option for most buyers of used trucks and equipment.
2008 promises to be an exciting year for Ritchie Bros. The supply of used equipment has been loosening somewhat in the United States but has remained tight in Europe and many other markets. As a result, we saw an increasing amount of equipment at our United States auctions selling to overseas buyers in late 2007. Many economists are calling for a material economic slowdown in the United States, and possibly other economies. Over the past 50 years, we have demonstrated our ability to grow our business at all points in the economic cycle. A softening economy brings more equipment to market but in our experience, as the supply of used equipment increases, the resale values do not decline as much as one might expect. During periods of uncertainty, many equipment owners shift their buying preferences from new equipment to good quality used equipment, which has the effect of increasing the demand for the equipment at our auctions. We can only sell what’s for sale so we will be watching the economy closely, making sure we are positioned to help buyers and sellers of equipment who need access to the global marketplace. What makes this potential downturn particularly interesting for us is the fact that our global reach is significantly greater today than it was during previous economic downturns. We are able to offer a unique and very compelling service to equipment owners who want access to the global marketplace rather than simply buying and selling in their local market. Equipment owners look to us to help them transcend local market conditions, especially during downturns.
Our management team and Board of Directors continue to believe that the best way to use the cash generated by our operations is to reinvest it in the business to the extent that we have quality opportunities. After capital expenditures have been funded, it continues to be our plan to return excess funds to our shareholders. To date this has been done via regular quarterly cash dividends. We were successful in investing over $100 million in 2007 and hope to invest as much if not more in 2008. Even with these expenditure plans, we are still able to pay very healthy dividends. In 2007, we distributed $31.3 million, or 41% of our after-tax earnings, to our shareholders. Since we initiated our dividend policy in 2003, we have distributed over $95 million to our shareholders by way of dividends.
2007 was a great year for Ritchie Bros., and as we mentioned earlier, we could not have accomplished such amazing results without the unparalleled contributions of all the men and women on the Ritchie Bros. team. Our heartfelt thanks go to each of them for their commitment to conducting the best auctions in the world and to providing the best possible customer service. Thanks to the energy, dedication and passion of this team, we are getting closer to our ultimate goal of becoming the world’s largest marketplace for commercial and industrial assets. Thanks are also due to our shareholders for their confidence and ongoing support, and to the ever-increasing number of equipment owners who are choosing to participate in our unreserved public auctions. We are lucky to be part of a team full of bright, hard-working, positive attitude people that is creating value for great customers, expanding all over the world, and generating excellent returns for our shareholders. OK, enough of this. We’ve got work to do!

Charles E. Croft	Peter J. Blake

Chairman	Chief Executive Officer
6     RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

Executive Council

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Ritchie Bros. Core Values

1. We do what is right.
2. We maintain the highest level of business integrity.
3. We build and maintain strong and enduring customer relationships.
4. We never lose track of the basics.
5. We face our issues immediately and are solution oriented.
6. We have a hunger and passion for the deal.
7. We are nimble and opportunistic.
8. We have fun.

RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT
7

EXECUTIVE COUNCIL
Ritchie Bros. Core Values 1 . Steve Simpson 1. We do what is right.
Senior Vice-President – Western United States
2. We maintain the highest level 2. Vic Pospiech
Senior Vice-President – Administration and Human Resources
of business integrity. 3 . Randy Wall
Past President; retired in 2008
3. We build and maintain strong and enduring
4. Kevin Tink customer relationships. Senior Vice-President – Canada and Agriculture
4. We never lose track of the basics. 5. Peter Blake REPORT
Chief Executive Officer
5. We face our issues immediately and 6. Guylain Turgeon ANNUAL
Senior Vice-President, Managing Director – Europe, Middle East and Asia
are solution oriented. 7 . Rob Whitsit
Senior Vice-President – National Accounts, Transportation and Real Estate 2007
6. We have a hunger and passion for the deal. 8 . Rob Mackay AUCTIONEERS 7. We are nimble and opportunistic. President 9 . Bob Armstrong 8. We have fun. Chief Operating Officer and Chief Financial Officer 10 . Nick Nicholson BROS.
Senior Vice President – Central United States, Mexico and South America RITCHIE
11 . Curt Hinkelman
Senior Vice-President – Eastern United States
7

293
CAT
345B L
Vente 2
vend présentement le lot
Ring 2
currently selling lot
1059

MONTRÉAL, QUÉBEC, CANADA

CREATING A GLOBAL MARKET PLACE FOR OUR CUSTOMERS
More than 1,400 lots from approximately 190 consignors were sold in a typical Ritchie Bros. unreserved industrial auction in 2007, generating gross auction proceeds in excess of $16 million and attracting nearly 1,400 bidders from around the world. The majority of those customers registered to bid in person at the auction site, while 25 percent registered to bid online using our real-time internet bidding service, rbauctionBid-Live.
More than 60 percent of the gross auction proceeds at our 2007 auctions came from buyers living outside the region in which the auction was held. In addition, more than 85 percent of the buyers at our auctions were end users (such as contractors), rather than resellers. Of particular interest, over 20% of the gross auction proceeds at our US auctions came from international buyers, a meaningfully higher proportion than in 2006.
By attracting a large and international crowd of competitive bidders to our auctions, most of them seeking to purchase equipment for their own use, we are able to create a global retail marketplace for our customers. By choosing to sell at an unreserved Ritchie Bros. auction, our consignors are able to achieve global fair market value for their assets, regardless of their local market conditions.
The Used Equipment Market
The worldwide market for used industrial equipment is massive and highly fragmented. Approximately $1 trillion worth of used industrial equipment is believed to be in circulation worldwide, with approximately $100 billion worth changing hands each year. Even though we are the largest participant in this industry, selling more used industrial equipment than any other organization in the world, our market share is only about three percent – giving us significant opportunities for future growth.
Less than 10 percent of the world’s industrial equipment is bought and sold by auction. Most is sold privately by owners who put “for sale” signs on their machines or place ads on the internet or in magazines and other traded publications, then negotiate directly with any interested parties. Other equipment is trade through dealers or brokers. These traditional methods of selling equipment have two main drawbacks: sellers have an indefinite wait for buyers, and they have a limited audience of (primarily local) potential buyers to draw from.
a good system
we’re happy with the service — that’s why we keep on coming back.
We feel Ritchie Bros. auctions get us the best price for our equipment; it’s the most predictable method for selling and the timing of the sales is known, which has real value to us. The prices are better because Ritchie Bros. attracts buyers from around the world.”
Mark McKenzie President, Ranger Excavating — Austin, Texas, USA

The large numbers of people around the world who buy and sell equipment outside the auction channel represent the greatest growth opportunity for Ritchie Bros. By introducing these people to our unreserved public auctions, and showing them how we can expose their assets to the broadest audience of potential buyers and help them sell for global fair market value, we believe we can increase our market share significantly. We have been doing this with great success so far and plan to continue on this path. Selling equipment at an unreserved auction is an efficient and effective alternative to traditional methods – but it’s an option that many equipment users are unaware exists.
People decide to sell equipment for a range of reasons, including fleet realignments, financial pressures, mergers and acquisitions, inventory reductions, lease returns, project completions, economic uncertainty, regulatory changes, market cycles and even retirements. Whenever and wherever these factors come in to play, Ritchie Bros. has customers to serve, which means that our business volume and our ability to grow are not directly tied to economic cycles.
As our business has matured we have remained focused on steadily increasing our share of the global equipment market by attracting customers who would traditionally use less efficient channels to buy and sell equipment. Our approach is simple: hire and retain the best employees, give them the tools and training they need to be successful, develop strong and enduring relationships with new and existing customers, and then help those customers access the global marketplace by conducting strictly unreserved, totally transparent auctions.
The proliferation of information on the internet has dramatically increased the transparency of the equipment after-market. Today, both buyers and sellers of equipment have equal and ample access to information about global supply and demand, as well as historic selling prices. Equipment users are more savvy than ever before and, as our record-breaking 2007 results attest, more inclined to choose the most inherently fair and transparent channel for buying and selling equipment: a Ritchie Bros. unreserved auction.

E BROS. Auctioneers

BRISBANE, QUEENSLAND, AUSTRALIA

RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

13

The Ritchie Bros. Customer
Every year, Ritchie Bros. helps thousands of customers with their equipment buying and selling needs. During 2007, there were 254,000 bidder registrations at our auctions and 35,000 consignments of equipment. Our customers are a diverse group, and all of them have unique needs and priorities. They are buyers and sellers. They are multinational corporations that routinely turn over hundreds of equipment items at auctions around the world and small family-run businesses that sell just a few items at their local auction site. They are owner-operators looking to purchase a single truck and large companies needing to buy an entire fleet of equipment for a major construction project.
We sometimes conduct complete dispersal auctions when customers choose to retire, but more often than not, we help customers maintain an efficient fleet size year round by selling their idle equipment as and when it becomes available. We work with both end users of equipment and dealers, as well as finance companies and banks, rental companies and manufacturers. Our customers work in many sectors of the economy including the construction, transportation, material handling, mining, forestry, petroleum, marine, real estate, and agricultural industries.
Each year, as we continue to grow and conduct auctions in new locations, we introduce thousands of new customers around the world to our unreserved public auctions.
Most customers start their relationship with Ritchie Bros. by attending and bidding at an auction close to where they live. Once they become successful bidders and realize how easy and efficient it is to buy at our auctions, they will often start participating in other Ritchie Bros. auctions, either travelling to the auction sites or bidding over the internet, to find the right piece of equipment for their needs. In our experience, many of those buyers eventually become consignors.
In the past five years, almost one-third of our consignors also bought equipment at our auctions. Our customers don’t view our auctions as either “the place to buy” or “the place to sell”; they see our auctions as an efficient marketplace for both buying and selling equipment.
A large part of our success stems from the fact that our unreserved auctions create value for both buyers and sellers. We conduct regularly scheduled auctions at our 38 auction sites around the world, as well as many offsite auctions. Interested buyers are attracted by the large selection of equipment we typically offer and the fact that the bidding process is fair and transparent: if they are the highest bidder on auction day, they become the owner of a new piece of equipment that can be put to work the very next day.
At the same time, sellers value the certainty of our auction schedule, the knowledge that their assets will be sold on a certain day, and our ability to attract a worldwide audience of potential buyers for their equipment. Our ability to provide services that create value for all of our customers – whether they are buyers or sellers – is the reason we see an ever-increasing number of truck and equipment owners choosing to switch from their traditional methods and instead buy and sell their equipment at our instead buy and unreserved public auctions.
“We like the way Ritchie conducts its auctions.
‘Unreserved’ lets people realize they have a chance at It allows them to know that somebody’s going to buy that everyone has a fair chance. As a consignor at a Ritchie honestly say that an unreserved auction doesn’t scare attracts the buyers and as a consignor you know it’s going day for global market value.”
James Dennis Director of Fleet Operations, Sunbelt Rentals — Fort Mill, South

Ritchie Bros. did an excellent job
preparing, marketing and selling our pipeline equipment.
The internet bidding brought a lot of people to the bidding arena and I met several people at the auction from India, the Middle East, Mexico, as well as several states and provinces. The buyers got equipment they can take straight to work and we were able to take some older, underutilized equipment and roll it into new equipment, and generate tax savings through Like-Kind Exchange at the same time.”
Christopher Leines President and CEO, Minnesota Limited Inc. — Rogers, Minnesota, USA

The Ritchie Bros. Auction Process
Step 1 Getting to know the owner and his equipment
The auction process generally begins when an equipment owner meets with one of our Territory Managers. We get to know the owner’s needs and, if necessary, we appraise his equipment. A typical appraisal team includes people from the local area, one or more of our valuation specialists and, if necessary, people with specialized expertise in the particular equipment field.
Step 2 Drafting the auction contract
Next we meet with the owner and work out the details of their auction contract. Straight commission contracts are our most common type of business, but we offer a range of flexible solutions for our customers. We then draft a contract tailored to the consignor’s individual needs and sale objectives.
Step 3 Getting the equipment ready for the auction
Once the equipment arrives at the auction site we coordinate any cleaning, repair work or painting that’s needed to get the equipment ready for auction. When we see an opportunity to add value in excess of the costs of refurbishing, we’ll recommend doing the work. Most of our permanent auction sites have environmentally certified on-site refurbishing facilities.
Step 4 Marketing the equipment to the world
We undertake an extensive marketing campaign for each and every auction. We mail, on average, over 50,000 full-color auction brochures to a targeted selection of customers from our extensive database. We post equipment photos and details on our high-traffic web site, which receives thousands of unique visitors daily. We advertise in trade magazines and newspapers and on radio and generate additional media coverage through strategic public relations campaigns. We promote the items in our auctions and the auction itself, ensuring exposure to the widest possible audience of potential buyers.
Step 5 Searching the equipment for liens
To ensure that our customers can bid with confidence, we will give the buyer a full refund if we aren’t able to deliver clear title.
Our search department identifies and arranges for the release of all liens and encumbrances so buyers are assured of acquiring good and marketable title to items purchased at our auctions.
Step 6 Setting up the auction yard
We display and sell almost all of the equipment in our auctions right onsite at our auction facilities. We organize the equipment in logical groupings in the auction yard so prospective buyers can easily inspect, test and compare similar pieces and we have knowledgeable staff on hand to answer our customers’ questions.
Step 7 Conducting the auction
On auction day, our auctioneers, bid catchers, yard staff, internet services team and customer service staff conduct what we believe are the most professional auctions in the world. Our unreserved auctions are fast paced, efficient and exciting — and we do everything possible to ensure our bidding customers have a positive auction experience. We even arrange for finance company representatives, customs brokers, transportation companies, caterers and other service providers to be present at the auction site.
Step 8 Taking care of business
After the auction is finished, we collect the proceeds from the buyers, including all relevant sales taxes (which we administer and remit to proper authorities); coordinate the release of the equipment to its new owners; and disburse the proceeds, along with detailed settlement statements, to the consignors.
RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT     17

WHY BUYERS CHOOSE RITCHIE BROS.
We appreciate the fact that there are a number of places that buyers can go to acquire equipment, yet an increasing number are choosing to buy equipment at our unreserved public auctions. Why?
è Level playing field. Every Ritchie Bros. auction is open and transparent. While some auctioneers permit consignors to bid on their own items, or will bid on the equipment themselves in order to influence prices, we strictly prohibit all forms of artificial price manipulation. Consignors are not allowed to bid on their own equipment, either directly or through agents, and we take a zero-tolerance approach when enforcing this policy. Our commitment to this principle ensures that every Ritchie Bros. auction is open and fair and that bidders are able to compete on an equal basis, knowing that the final sale price is the item’s true global market value — not a price set by the seller or the auctioneer.
è Lien-free equipment. Our title search department works to resolve ownership issues before the equipment is sold. We commit considerable resources to identifying and coordinating the release of liens so that bidders can be confident that the equipment they are buying is lien-free. If we can’t deliver clear title, the buyer receives a full refund of the purchase price.
è Comprehensive selection. Our auctions look like an industrial equipment supermarket: we offer an extremely broad range of assets from many different manufacturers all at one location. An equipment buyer can inspect and purchase in one day what may have taken weeks if the equipment was being sold by a number of vendors in various regions, or by an auctioneer that didn’t provide a central marshalling point for the equipment. This efficient one-stop approach helps our customers minimize the time they spend away from their job sites. In addition, most of our auction sites are strategically located close to airports, major highways and services such as hotels and restaurants, making it easy for bidders from outside the region to participate.
è The ability to inspect, test and compare. All of the equipment in our auctions is displayed in our auction yards in an organized manner prior to the auction. Since everything is sold “as is, where is,” we encourage interested buyers to visit the auction site to test and inspect the equipment before it sells on auction day. Customers are able to efficiently view similar items to determine the condition and value of the equipment before placing any bids. Marshalling the equipment at our auction yards and allowing our customers to “kick the tires” are valuable features of our auctions.
è An easy registration process. All of our auctions are organized in the same fashion, no matter where in the world they are taking place, making it easy for our customers to register and participate. Registration is free and open to the public.
è No buyers’ premiums. Other than a fee for buyers who use our rbauctionBid-Live internet bidding service and an administrative fee charged on the sale of low value lots, Ritchie Bros. does not charge buyers’ premiums. At our auctions, the price you bid is the price you pay.
è Internet bidding. Customers who can’t be at the auction site on sale day can place a proxy bid or, better yet, participate online using our internet bidding service, rbauctionBid-Live. Qualified bidders can hear the auctioneer, follow the bid and ask numbers and see the item being sold — all live and in real time over the internet. Bidding is as easy as clicking the bid button, which continuously updates to reflect the auctioneer’s current ask price.
“Being able to inspect and test the equipment before the auction is really important to me. You’ve got to know what you’re buying before you bid.”
Dale Dubinsky
Owner, Pioneer Truck Lines Ltd. — Edmonton, Alberta, Canada

150

615
KENWORTH
KENWORTH

MINNEAPOLIS, MINNESOTA, USA

What is unreserved?
Ritchie Bros. conducts strictly unreserved auctions. “Unreserved” means that there are no minimum bids and no reserve prices. Every item sells to the highest bidder on auction day, regardless of price. At Ritchie Bros. auctions, consignors and their agents are also forbidden, by contract, from bidding on, buying back or in any way artificially manipulating the price of the assets they are selling at our auctions.
Our commitment to the unreserved auction process is one of our most significant competitive advantages. We have never wavered from this standard because we believe that auctions should be open and transparent and that our customers deserve to be treated fairly. In our view, the only auction that lives up to this standard is a truly unreserved auction. It’s what our customers rely on and have come to expect at every auction we hold around the world.

Case Study:
Faced with a shortage of equipment locally, Punj Lloyd turned to Ritchie Bros.’ worldwide auctions...
Headquartered in New Delhi, Punj Lloyd Limited is India’s second-largest engineering construction firm, with operations in Asia, the Middle East, Eastern Europe and Africa. As Punj Lloyd’s President of Plant and Equipment, Sandeep Garg is responsible for ensuring that the company has the right equipment to support its global operations — which entails purchasing millions of dollars of equipment each year. For most of Sandeep’s 17-years with Punj Lloyd, the company relied on two sources for its equipment needs: manufacturers and dealers.
“India’s used equipment market is not mature,” explains Sandeep. “The construction and infrastructure industry is booming, so people aren’t selling their equipment — they’re using it. That makes it very difficult to find good quality, used equipment in India.”
Sandeep was accustomed to sourcing used equipment from outside India, but did not attend his first Ritchie Bros. auction until 2003.
“I had never considered buying equipment at an auction before,” says Sandeep. “I attended a few Ritchie Bros. auctions as an observer. I wanted to understand the bidding process and to ensure that the operations were transparent, with no insider bids. I wanted to make sure that it was a real market scenario, with the price being set by legitimate bidders. Only then did I register to bid.”
Sandeep placed his first bid in 2003 at a Ritchie Bros. auction in Dubai, and has since purchased millions of dollars of equipment at Ritchie Bros. auctions around the world. He now attends three or four auctions per year, most often in the Middle East and Europe. What keeps him coming back? The fairness of the bidding and buying process, and the knowledge that he can find the equipment he is looking for — and put it straight to work.
“Ritchie Bros. auctions are amazing,” he says. “The selection of equipment is incredible, the pace of the auction is fast, and the whole process is very fair and efficient. I know what equipment is being sold, I can inspect it before the auction and, if I am the successful bidder, the equipment is available right away. That is of critical importance to a construction company like Punj Lloyd. If Ritchie Bros. has the specific equipment we need, I would certainly buy through them rather than from a dealer or another auction company.”
Although Sandeep is willing to travel a long way to participate in an unreserved Ritchie Bros. auction, he is pleased that the Company has opened a sales office in India — with the aim of conducting its first auction in India in the near future.
“India’s construction industry is growing at a fast rate, and there is a great need for good quality used equipment,” Sandeep says. “India needs a service like Ritchie Bros.”
The selection of equipment is incredible, the pace of the auction is fast, and the whole process is very fair and efficient.” Sandeep Garg President, Plant and Equipment, Punj Lloyd Limited — New Delhi, India

WHY SELLERS CHOOSE RITCHIE BROS.
Consignors choose Ritchie Bros. because they realize we can get them higher net proceeds on the sale of their assets than they would be able to achieve by selling through any other channel. How do we do that?
è A global marketplace. With our well-established global network of offices and customers, we are uniquely positioned to help sellers reach an international audience of potential buyers. Our auctions attract bidders from around the world with, on average, more than 60 percent of our sales going to buyers from outside the region in which the auction is held. Our consignors are able to expose their assets to a much broader audience than they could otherwise reach, enabling them to achieve global fair market value for their items — regardless of local market conditions.
è Access to end users. More than 85 percent of the buyers at our auctions in 2007 were end users, as compared to wholesale buyers or resellers. We are able to generate higher prices at our auctions because most of these bidders are motivated to buy: they need specific equipment for specific uses, and in many cases want to purchase a certain item today, and put it to work tomorrow.
è A worldwide auction network. With regularly scheduled auctions at 38 auction sites worldwide, plus numerous offsite sales, sellers are able to put their equipment in Ritchie Bros. auctions around the globe at a time and location that is convenient for them. In addition, consignors operating in more than one market enjoy the convenience of dealing with one company for all of their equipment disposition needs. Many customers have national contracts with us, allowing them to take full advantage of our network of auction sites.
è Flexibility. We structure the auction contract to suit the seller’s needs. Whether the seller has a few items or an entire fleet, we are flexible and will work with them to provide a service that meets their specific requirements.
è International marketing expertise. We provide the broad exposure needed to sell our consignors’ equipment to the world. For every industrial auction, we mail an average of over 50,000 full-color auction brochures to a strategic selection of customers from our proprietary database of over 450,000 potential bidders worldwide. We also leverage a wide range of marketing channels to make sure that potential buyers around the world and across various industries are aware of our auctions. Exposing the equipment to the largest possible audience allows us to deliver the best possible prices.
è rbauction.com exposure. With over 183,000 unique visitors each week during busy auction periods in 2007, rbauction.com is one of the highest traffic web sites in the equipment world and provides unparalleled exposure for our consignors’ equipment.
è Refurbishing expertise. With 50 years of experience, we are able to offer refurbishing recommendations to our customers to enhance the resale value of their equipment and help them get the best dollar on auction day. And if refurbishing work is necessary, we have environmentally certified refurbishing facilities at most of our permanent auction sites around the world to take care of it. At our February 2007 auction in Orlando, close to 2,000 equipment items were detailed and/or painted ahead of the auction.
è Peace of mind. We make the entire process hassle-free for the seller. We take care of all the details, including storing the equipment in our secure yards before the sale. We handle questions from interested bidders, we take care of the marketing and the title searches, and we set up the auction yard so bidders can inspect, test and compare equipment. We handle all the collections, coordinate necessary sales taxes and pay out the net proceeds. We take care of the entire auction process so that our consignors can concentrate on their business.
è A reliable business partner. Ritchie Bros. is listed on both the New York Stock Exchange and the Toronto Stock Exchange, has a strong balance sheet and a history of 50 years in the auction business. Our customers are always treated fairly and they know we have the financial strength to live up to our commitments.
22     RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

“We use Ritchie Bros.’ refurbishing services for body repair, glass, tires and painting. We have 90 per cent of our equipment painted before it goes in the auction. It’s very important to me. It de?nitely helps us get better prices at the auctions, and I couldn’t do it better or cheaper myself.”
Clay Jones
Equipment Manager, Austin Bridge & Road — Irving, Texas, USA

BROS.
THIS ITEM BEING SOLD

STETTLER, ALBERTA, CANADA

Case Study:
When Don Laing retired, he wanted to sell the real estate and machinery from his farm equipment business quickly and fairly — so he chose a Ritchie Bros.’ unreserved auction.
The name Don Laing is as familiar to farmers in western Canada as it is to travelers on the road between Calgary and Edmonton.
The former farmer started Don Laing Tractor & Used Parts Ranch in Ponoka — on Alberta’s busiest highway — with his wife Inger and two sons in the late 1970s. “I always had a love of machinery,” he says. Over the years their business grew, attracting customers from across the western provinces and employing 28 people at one time.
“We worked hard,” says Don. “Our whole family put in long hours for years. We enjoyed a good run, but we were tired. After 30 years, we decided it was time to retire.”
Decades of success had enabled Don Laing Tractor to accumulate millions of dollars in assets: not only farming equipment and shop inventory, but also the company’s high-profile 45-acre commercial/industrial property.
“We never even entertained trying to sell the property through a real estate agent, or to sell down the inventory piecemeal,” says Don. “The first thing we decided was to sell by unreserved auction. We wanted everything cleaned up and done within two or three days.”
Don contacted Ritchie Bros. “When it comes to selling by auction, I would only go unreserved, and the king of the unreserved auction is Ritchie Bros.,” he says. “They have the greatest access to the buying public, so you’re going to get more money for your equipment or property than you possibly could anywhere else. With an unreserved auction, you have the confidence of potential buyers. They know that everything will be sold, no matter what the price is.”
Ritchie Bros. conducted the retirement dispersal in two phases. Thousands of farm equipment items, forklifts, trucks, trailers and inventoried equipment parts were sold during a two-day unreserved auction at the Don Laing Tractor property in Ponoka, attracting more than 2,000 bidders from all over North America. The property itself was sold during an unreserved auction at the Ritchie Bros. Edmonton site.
“We were very happy with the results of both auctions,” Don says. But there were other benefits, including the speed and ease of the dispersal. “It was very emotional after I’d decided to sell, because that was the end,” says Don. “But after we signed with Ritchie Bros., everything was taken care of and a ton of weight was lifted off my shoulders. It was a relief.”
Retired life turned out to be a little too quiet for the Laings, so they soon embarked on a new business venture: Don Laing Trailers. “We’re thoroughly enjoying ourselves,” laughs Don.

ONLINE BIDDING : rbauction Bid — Live
We introduced live online bidding in 2002 for the convenience of our customers. We wanted to give them the ability to participate in our auctions live and in real time, even if they couldn’t make it to the auction site on auction day.
In 2007 the rbauctionBid-Live internet service enabled more than 12,700 customers from 79 countries to purchase over $600 million worth of trucks, equipment and other assets — an increase of more than 36 percent over 2006. More than 78,000 customers from 170 countries have now registered and received approval to use rbauctionBid-Live. While internet bidders represented approximately 25 percent of the total registered bidders at Ritchie Bros. industrial auctions in 2007, the majority of our customers still like to come to our auctions in person.
The rbauctionBid-Live service benefits sellers as much as bidders, enabling them to reach an expanded audience of potential buyers. The real-time service creates an environment in which internet bidders and live bidders compete against each other on a level playing field. In 2007, internet bidders were the buyer or runner-up bidder on 27 percent of the items offered online at our auctions. Since launching the service in 2002, we have sold over $1.7 billion of assets online.
One of the main reasons we have had such success with rbauctionBid-Live is that our customers know they can trust us to treat them fairly. When an internet bidder hears the auctioneer say, “I have $100,000; internet you’ll need to be $110,000,” they know that he does in fact have a bid of $100,000 in the crowd. And when the crowd at the auction site hears the auctioneer say, “Now I have $110,000 on the internet,” they know that he does.

rbauction.com
The Ritchie Bros. web site has become a valuable source of information for equipment owners around the world. They can see the current market value of trucks, equipment and other assets based on the results of past Ritchie Bros. auctions. They can also search for equipment in our upcoming auctions around the world and use rbauctionView and rbauctionBid-Live during our auctions. During busy auction periods in 2007, more than 183,000 visitors used rbauction.com each week conducting an average of more than 489,000 equipment searches and looking up more than 60,000 past auction results.

AUCTION SITES:

EDMONTON, ALBERTA CANADA

SACRAMENTO, CALIFORNIA USA

FORT WORTH, TEXAS USA

ORLANDO, FLORIDA USA

Canada

- Vancouver, BC 1
- Prince George, BC 2
- Grande Prairie, AB 3
- Edmonton, AB 4
- Saskatoon, SK 5
- Regina, SK 6
- Toronto, ON 7
- Montréal, QC 8
- Truro, NS 9

USA

- Olympia, WA 10
- Sacramento, CA 11
- Los Angeles, CA 12
- Las Vegas, NV 13
- Phoenix, AZ 14
- Albuquerque, NM 15
- Denver, CO 16
- Fort Worth, TX 17
- Houston, TX 18
- Kansas City, MO 19
- Buxton, ND 20
- Minneapolis, MN 21
- Chicago, IL 22
- Nashville, TN 23
- Atlanta, GA 24
- Columbus, OH 25
- Statesville, NC 26
- Orlando, FL 27
- North East, MD 28
- Hartford, CT 29

Mexico

- Toluca 30

Europe

- Moerdijk, The Netherlands 31
- Paris, France 32
- Caorso, Italy 33
- Sagunto, Spain 34

Middle East

- Dubai, UAE 35

South East Asia

- Singapore 36

Australia

- Brisbane, QLD 37
- Melbourne, VIC 38

RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT
28

AUCTION SITES:
2 Sacramento, CA 11 3 Los Angeles, CA 12 4 Las Vegas, NV 13 5 Phoenix, AZ 14 6 Albuquerque, NM 15 7 Denver, CO 16 8 Fort Worth, TX 17 9 Houston, TX 18 Kansas City, MO 19 Buxton, ND 20 Minneapolis, MN 21 Chicago, IL 22 Nashville, TN 23 Atlanta, GA 24 Columbus, OH 25 Statesville, NC 26 Orlando, FL 27 North East, MD 28 Hartford, CT 29

MOERDIJK, THE NETHERLANDS
BRISBANE, AUSTRALIA
DUBAI, UNITED ARAB EMIRATES
31
32
33
34
35
36
37
38

EVOLUTION OF AN AUCTION SITE
Our business revolves around our customers. The business decisions we make on a day-to-day basis are made for the benefit of our customers around the world.
When we choose a new location for an auction facility, we always do it with the needs of our customers in mind. Do we have an established customer base in the market? Is the location close to transportation routes? Will this location be more convenient for our customers in the region? Is there easy access to airports, hotels and other services?
One of our primary reasons for becoming a public company in 1998 was to raise the capital we needed to grow our network of auction sites. Since that time we have added or replaced 27 auction sites, and now have a total of 38 worldwide — enabling us to provide better service to our customers around the globe. We have another three facilities scheduled to open in 2008 and expect to continue to add or replace two or three sites per year going forward.
Whether we are taking our first steps into New Delhi, Moscow, Saskatoon or Columbus we typically take the same proven approach to the development of a new auction site:
1.	Get to know customers from a new region when they travel to our auctions.

2.	Send a Territory Manager into the new region to assess the market opportunity.

3.	Open a sales office in the new region to introduce ourselves to potential customers.

4.	Help consignors in the new region to sell equipment at our closest auction sites.

5.	Conduct an auction at a temporary location in the new region.

6.	After a number of successful sales have been held in the region, open a regional auction unit, often on leased land with modest auction and administrative facilities and minimal capital invested.

7.	After a high rate of success and many auction sales at a regional auction unit, buy land; construct full-service auction, administration and refurbishing facilities; and establish a permanent auction site.
RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT     29

2007 : ANOTHER RECORD YEAR
2007 was a record-breaking year in a number of ways. Our auctions generated gross auction proceeds of $3.19 billion, 17 percent higher than the previous year. We conducted more unreserved auctions in one year than ever before (more than 350 industrial and agricultural auctions).
We held our largest auction ever in Orlando, Florida in February 2007, with gross auction proceeds of $172 million. More than 5,800 registered bidders from 63 countries, all 50 U.S. states and every Canadian province and territory registered to bid on close to 6,500 truck and equipment items at the five-day public auction. Close to 85 percent of purchases went to buyers from outside the state of Florida; 30 percent went to buyers from outside the United States.
We also conducted our largest-ever Canadian auction in Edmonton, Alberta on May 30 — June 1, 2007, with gross auction proceeds exceeding CA$61 million. This auction also broke the company record for the most consignors in one auction (more than 700).
We held our largest Australian auction ever in Brisbane in September 2007, with gross auction proceeds of more than AU$36 million. Our May 2007 Singapore auction and our December 2007 Italy auction were our largest auctions ever conducted in those countries.
With an ever-increasing number of equipment owners choosing to sell their equipment in our auctions, we were able to hold record-breaking auctions at many of our other sites, including: Atlanta, GA; Buxton, ND; Columbus, OH; Denver, CO; Fort Worth, TX; Hartford, CT; Kansas City, MO; Montreal, QC; Nashville, TN; North East, MD; Sacramento, CA; and Saskatoon, SK.

2007 Customer Experience Survey

To augment our ongoing customer research, in June 2007 we engaged an independent research firm to conduct a major Customer Experience Survey. The survey was distributed to tens of thousands of our customers around the world. Here are some of the highlights.

Percentage of respondents who were either "Satisfied" or "Very Satisfied" in these areas

	Satisfied or Very Satisfied
Overall level of satisfaction with Ritchie Bros.	89%
Level of satisfaction with our auction services and facilities	88%
Level of satisfaction with our web site – rbauction.com	87%
Level of satisfaction with their Ritchie Bros. Territory Manager	80%

Percentage of respondents that recommended Ritchie Bros. to a friend or colleague

Within the last year	88%
More than a year ago	85%

Percentage of respondents that would "Likely" or "Very Likely" recommend Ritchie Bros. to a friend or colleague in the future (recognized as a key loyalty indicator)

Likely/very likely to recommend in future	90%

Percentage of respondents who rated Ritchie Bros. either "Better" or "Much Better" than our competitors in these areas

	Better or Much Better
Professionalism	80%
Dependability	74%
Expertise	73%
Integrity	73%
Trustworthiness	73%
Customer Service	71%

63% of respondents plan to maintain their level of business with Ritchie Bros., while an additional 32% plan to increase the amount of business they do with us.

Respondents indicated that they attend, on average, 3.4 Ritchie Bros. auctions per year. Over 40% attend four or more auctions per year.

More than 60% of the survey respondents indicated that they register to bid at our auctions using our internet bidding service, rbauctionBid-Live. Those respondents indicated that they participate online in an average of 3.4 auctions per year, with almost half of them registering to bid online in four or more auctions per year.

RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT
31

2007: Other accomplishments
Our team grew to 943 employees in 2007, including a sales force of 265 people, which represents growth of 15% and 8%, respectively. We continued to enhance our recruiting and training programs, and the positive effect of these initiatives was demonstrated in part by our sales force productivity, which increased to over $12 million per revenue producer in 2007, from $11 million for 2006.
We also continued to expand our network of auction facilities in 2007:
Ü	In April we opened our new Denver, Colorado and Columbus, Ohio permanent auction sites with record-breaking auctions. The Denver facility replaced our existing permanent auction site in that region, while our new Columbus facility was our first permanent auction site in the state of Ohio;

Ü	We officially opened our Saskatoon, Saskatchewan permanent auction site in July with what we believe to be Canada’s largest-ever agricultural auction. We also added a new permanent auction site focused on agricultural auctions near Regina, Saskatchewan;

Ü	We established a regional auction unit and started building a new permanent auction site near Paris, France (due to open in 2008);

Ü	We started building a new permanent auction site in Kansas City, Missouri (due to open in 2008), and replacement permanent auction sites in Houston, Texas (due to open in 2008) and in Minneapolis, Minnesota (due to open in 2009);

Ü	We purchased land in Grande Prairie, Alberta on which we intend to build a replacement permanent auction site for our existing facility in that region; land in London, Ontario on which we intend to build a new permanent auction site focused primarily on agricultural auctions; and land near Mexico City, Mexico on which we intend to build a new permanent auction site to replace our existing regional auction unit in that area; and,

Ü	We opened a new regional auction unit in Hartford, Connecticut.
Early in 2008 we opened a new regional auction unit in Las Vegas, Nevada, bringing our network to 38 auction sites.
32      RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

Managing Risk
Three-quarters of our business is relatively risk-free because it is conducted on a straight commission basis. We were at-risk on approximately one-quarter of our business in 2007, which is in line with our typical business mix in recent years. In these situations we underwrote the auction contracts to meet the specific needs of our customers, by either providing a guarantee of minimum sale proceeds or buying the assets outright.
We mitigate our risk when entering into underwritten contracts by building a risk premium into our commission rate and by following a rigorous appraisal process that draws on our extensive field experience and our proprietary database of equipment sales prices. We also use our knowledge of major equipment deals around the world to form a view of the pipeline of equipment coming to market and to anticipate any potential supply/demand imbalances. We are the largest participant in the global used truck and equipment markets, so we have a unique view of the activity in these markets.
Our limited exposure to changes in equipment values further mitigates the risk on our underwritten business. The time from signing a contract to the date of the auction is typically only 30 to 45 days, and truck and equipment prices tend not to be as volatile as prices in stock and commodity markets over such short periods of time.

IMPROVING OUR BUSINESS PROCESSES
We are constantly looking at ways to improve our business to benefit buyers and sellers of trucks, equipment and other assets. We believe this is one of the reasons why the number of buyers and sellers that we help each year is consistently growing – we are able to provide a service that is second to none in quality and value.
We are continually refining our operating procedures and business processes to make our business more productive. In 2004 we started our Mission 2007, or M07, initiative, with the goal of designing and implementing more efficient, consistent and scalable processes to help us to achieve our growth objectives.
When we started the project we did not realize how successful it would be, or how it would transform the way we think about our business. We have made significant progress on our original goals, but our M07 initiative has now evolved into a continuous improvement mindset that pervades our entire organization. We do not intend to stop focusing on ways to do things better, and although we will stop talking about M07 as a stand-alone project, we will continue to roll out initiatives designed to help us achieve our growth objectives.
2007 was a big year on the systems and process improvement front. We implemented a number of core modules of an Oracle enterprise resource planning system that has become the backbone of our business systems. We also started developing our custom-built Ritchie Bros. Operating System (rbOS), which will handle the more unique aspects of our business, including auction site management. And we have implemented a number of new processes, including improved auction scheduling and reporting procedures, new training programs, new incentive compensation initiatives, new auction site policies and procedures, and new reporting structures. Late in 2007 we piloted our new electronic auction clerking system and expect to complete a full implementation in 2008. This will result in significant efficiencies at our auctions and improved customer service. Other examples of process improvement initiatives include: accepting credit cards at all of our auctions in North America and Europe; developing hybrid auction models, including simulcasts of auctions and bidding audiences in remote locations; and our new registration trailer (see next page).
If we are to achieve our growth objectives, we believe we will need to continue to look for ways to do things better. As a result, we look forward to continuing to unveil new initiatives well into the future.
“As a seller, I want to know
that I’m getting true market value
for my property and equipment.
Ritchie Bros. attracts a global audience. Their marketing and advertising bring in the buyers from outside the local market. If I’d used a local auction company, I don’t think I would have achieved the same results. With Ritchie Bros., everything is first class. They are very professional, and the customer is taken care of. I am very pleased with my decision to use Ritchie Bros. to retire a portion of my business. There is great value in the ability to sell a substantial amount of assets and the real estate associated with those assets all in one organized setting in just three days time.”
Randy Hill
President and CEO, Advanced Trailer & Equipment — Tye, Texas, USA

New Registration Trailer:
In 2007, Ritchie Bros. unveiled a new 53-foot portable registration trailer that comes with everything needed to conduct an offsite auction. The trailer was designed to make our customers feel like they are at one of our permanent auction sites. It has built-in registration counters and workstations, printers, a copier, phone system and its own generator. The design of the trailer facilitates traffic flow and improves the overall customer experience.

THE FUTURE OF RITCHIE BROS.
The mission of Ritchie Bros. is simple: to be the world’s largest marketplace for commercial and industrial assets. We believe that our focus on using unreserved auctions to create a global marketplace will help us to achieve this mission. Our strategies for accomplishing this mission are underpinned by two core goals: to maintain and enhance our corporate culture and to grow our earnings per share at a manageable pace while maintaining a reasonable return on invested capital. In short, we are committed to delivering value to our customers, employees and shareholders.
Our growth strategy has three dimensions and has remained essentially unchanged throughout the history of our company. We will continue to pursue sustainable growth with a consistently high level of customer service, rather than target aggressive growth and risk eroding the strong customer relationships and high level of customer service we provide, which we believe differentiate us from our competitors.
1. Our people
One of our key strategies is to build the team that will help us achieve our goals. We are committed to recruiting, rewarding, developing and retaining the right people on our sales force and our administrative support teams. We look for bright, hard-working individuals with positive attitudes, and then give them the tools and training they need to be effective and productive. Because we operate a relationship-based business and our Territory Managers are the main point of contact with our customer, our ability to attract, train and retain capable new members for our sales team has a significant influence on our rate of growth.
This component of our strategy also includes active succession planning and leadership development, with a focus on promoting from within the Company. We are committed to providing our employees with a great workplace and opportunities to grow with the Company and become future leaders of our global team.
2. Our places
We intend to continue to expand our presence in existing markets and enter new markets, and to expand our international network of auction sites to handle the expected growth in our business.
Although we expect that most of our growth over the next five years will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term, so we are developing sales teams and building relationships in several frontier markets.
“We’re not nervous about selling unreserved
because when you have thousands of people at the auction, from all over the world, you know that the price you get is the best price in the market.
The more people you invite, the better the prices. That’s why we sell with Ritchie Bros.”
Jess Alcala Manager of Investment Recovery, Hydro Québec — Montréal, Québec, Canada

We plan to expand our international network of auction sites, opening an average of two to three sites per year. Our shorter-term focus for this expansion is the United States and Western Europe. In addition, we intend to continue holding offsite auctions in new regions to expand the scope of our operations.
We also aim to increase our market share in our core markets of construction, transportation and agricultural equipment, and to sell more assets in categories that are complementary to these core markets such as mining, forestry, petroleum, and real estate.
3. Our processes
We are committed to developing and continually refining the processes and systems that we use to conduct our business, and we expect that this continuous improvement process will allow us to maintain (or even improve) our already strong margins. We believe that our M07 strategic initiative is helping us to develop business processes and systems that are efficient, consistent and scalable, and is encouraging a continuous improvement mindset in the Company. We also intend to use technology to facilitate our growth and enhance the quality and service level of our auctions.
We believe that these three components work together: our people help us to achieve our goals, our places give us the capacity to handle growth, and our processes help to facilitate the efficient growth of our business.

346
CASE IH
AXIAL-FLOW
SASKATOON, SASKATCHEWAN, CANADA

FINANCIAL INFORMATION
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2007 compared to the year ended December 31, 2006. This discussion should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2007 and notes thereto, and with the disclosures below regarding forward-looking statements and risk factors. The date of this discussion is as of February 19, 2008. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between the financial position and results of operations reflected on those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all tabular and related footnote dollar amounts presented below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations, including 38 auction sites, in 27 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment, trucks and other assets used in the construction, transportation, mining, forestry, petroleum, material handling, marine, real estate and agricultural industries. Our purpose is to use unreserved auctions to create a global marketplace for our customers.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Industry analysts estimate that the world-wide value of used equipment transactions, of the type of equipment we sell at our auctions, is approximately $100 billion per year. Although we sell more used equipment than any other company in the world, our share of this fragmented market is only about 3%. Our secondary target markets include agricultural and industrial real estate, which are related and complimentary markets to our primary markets and are also large and fragmented.
In 2007, approximately 80% of the buyers at our auctions were end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). This is roughly consistent with the relative proportions of buyers in recent periods. Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, trucks and equipment dealers and equipment rental companies, among others. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.
We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies that offer an alternative to purchasing. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales.
We have several key operating strengths that we believe provide distinct competitive advantages and will enable us to grow and make our auctions more appealing to both buyers and sellers of industrial assets. Some of our principal strengths include:
à	Our reputation for conducting only unreserved auctions and our widely recognized commitment to honesty and fair dealing.

à	Our ability to transcend local market conditions and create a global marketplace for industrial assets by attracting diverse audiences of end-user bidders from around the world to our auctions.

à	Our size and financial strength, the international scope of our operations, our extensive network of auction sites, and our marketing skills.

à	Our ability to enhance our live auctions with technology using our rbauctionBid-Live internet bidding service.

à	Our in-depth experience in the marketplace, including our equipment valuation expertise and proprietary customer and equipment databases.

à	Our dedicated and experienced workforce, which allows us to, among other things, enter new geographic markets, structure deals to meet our customers’ needs and provide high quality and consistent service to consignors and bidders.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in 2007 an average of over 60% of the value of equipment sold at our auctions left the region of the sale, which is higher than the proportion that left the region of sale in recent years (2006 – 50%).
We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve substantial momentum in our business.
RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT      39

During 2007, we had over 254,000 bidder registrations at our industrial auctions, compared to more than 241,000 in 2006. We received almost 35,000 industrial asset consignments (typically comprised of multiple lots) in 2007, compared to more than 32,000 in 2006.
Growth Strategies
Our long-term mission is to be the world’s largest marketplace for commercial and industrial assets. Our principal goals are to grow our earnings per share at a manageable pace while maintaining a reasonable return on invested capital over the long term and to maintain the Ritchie Bros. culture. Our preference is to pursue sustainable growth with a consistently high level of customer service, rather than targeting aggressive growth and risking erosion of the strong customer relationships and high level of customer service that we believe differentiate us from our competitors.
To grow our business, we are focusing simultaneously on three different fronts, and we believe these three key components of our strategy work in unison. Although we have been pursuing this strategy for some time, our articulation of this strategy was updated in 2007 to reflect the ongoing evolution of our business and our annual review of our strategic plan.
1.	Our people

One of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our sales force and our administrative support teams by giving them the tools and training they need to be effective. This component of our strategy also includes active succession planning and leadership development, with a focus on promoting from within our company.

Our ability to recruit, train and retain capable new members for our sales team has a significant influence on our rate of growth. Ours is a relationship business and our Territory Managers are the main point of contact with our customers. We look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the company and become future leaders of our global team.

2.	Our places

We intend to continue to expand our presence in existing markets and enter new markets, and to expand our international auction site network to handle expected growth in our business. When we talk about markets, we are referring to geographic markets and industry sectors.

Although we expect that most of our growth over the next five years will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term. Our sales offices in many of these emerging markets have been established to position us to take advantage of these future growth opportunities and we will continue to invest in frontier markets in the future.

We plan to expand our worldwide network of auction sites, opening an average of two to three new or replacement sites per year. Our shorter-term focus for this expansion is the United States and Western Europe. In addition, we intend to continue to hold offsite auctions in new regions to expand the scope of our operations.

We also aim to increase our market share in our core markets of construction, transportation and agricultural equipment, and to sell more assets in categories that are complimentary to these core markets. Examples of these complimentary categories include mining, forestry, petroleum and real estate.

3.	Our processes

We are committed to developing and continually refining the processes and systems that we use to conduct our business. We believe that this continuous improvement focus will allow us to grow our revenues faster than our operating costs in the future. We also intend to use technology to facilitate our growth and enhance the quality and service level of our auctions.

In 2004 we launched a strategic initiative that we called Mission 2007, or M07, with the goal of developing business processes and systems that are efficient, consistent and scalable to support our growth. We have made significant progress on our process improvement initiatives, including the implementation of a new enterprise resource planning (or ERP) system, which we substantially completed in 2007. M07 has evolved into a mindset of continuous improvement throughout our company, and we see this initiative continuing far into the future.

We believe that these three components work together because our people help us to achieve our goals, our places give us focus areas for and the capacity to handle growth, and our processes help us to achieve that growth with efficiency and consistency.
Operations
The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During 2007, 88% of the gross auction proceeds from our auctions was attributable to auctions held at our permanent auction sites and regional auction units (2006 – 91%). Gross auction proceeds represent the total proceeds from all items sold at our auctions (please see “Sources of Revenue and Revenue Recognition” below).
During 2007, we conducted 183 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Asia (2006 – 177 auctions). We also held 177 unreserved agricultural auctions during the year, primarily in Canada and the United States (2006 – 141). Although our auctions have varied in size over the last 12 months, our average industrial auction in 2007 attracted almost 1,400 bidder registrations (2006 – over 1,300) and featured over 1,400 lots (2006 – over 1,300) consigned by 191 consignors (2006 – 181), generating average gross auction proceeds of approximately $16.7 million, compared to approximately $14.6 million in 2006. Our agricultural auctions in 2007 averaged approximately $0.7 million in size, compared to $0.9 million in 2006. Approximately 27% of the bidder registrations at our industrial auctions during 2007 were over the internet using our rbauctionBid-Live internet bidding tool (2006 – 25%).
In 2007, approximately 56% of our auction revenues was earned from operations in the United States (2006 – 60%), 23% was earned in Canada (2006 – 21%) and the remaining 21% was earned from operations in countries other than the United States and Canada (primarily Europe, the Middle East and Australia) (2006 – 19%). We had 943 full-time employees at December 31, 2007, including 265 sales representatives, compared to 821 and 245, respectively, at the end of 2006.
We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On February 19, 2007 we had 34,837,390 common shares issued and outstanding and stock options outstanding to purchase a total of 800,258 common shares.
Sources of Revenue and Revenue Recognition
Gross auction proceeds, which until recently we referred to as gross auction sales, represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues we earn in the course of conducting our auctions. The portion of gross auction proceeds that we do not retain is remitted to our customers who consign the items we sell at our auctions.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits or losses on the sale of inventory items, incidental interest income, administrative fees on the sale of certain lots, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Starting in 2008, we intend to make certain reclassifications in our Statements of Operations that will affect our reported auction revenues, direct expenses and other income. Interest income will be recorded in “other income” in 2008,
40      RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

rather than being included in auction revenues. In addition, we intend to record certain other amounts, including auction advertising recoveries and document administration fees, in auction revenues rather than as an offset to direct expenses. These changes are being made to improve the presentation in our financial statements. The net effect of these changes on auction revenues in 2007 would have been a reduction of $3.3 million (2006 – reduction of $3.2 million). These reclassifications will have no impact on our net earnings. Our comparative historic quarterly and annual financial results will be reclassified to conform with the presentation adopted in 2008.
Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In 2007, straight commission sales represented approximately 75% of gross auction proceeds volume, which is consistent with the annual straight commission proportion in recent years.
In some situations, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the particular sale at auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if proceeds are sufficiently lower, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Our financial exposure from guarantee contracts fluctuates over time, but industrial auction guarantees are usually outstanding for less than 45 days. Agricultural auction guarantees are generally outstanding for a longer period of time; a common practice is for these contracts to be signed in the fall of one year for auctions to be held in the spring of the next year.
The combined exposure at any time from all outstanding guarantee contracts can fluctuate significantly from period to period, but the quarter-end balances averaged approximately $40 million in 2007 (2006 – $57 million). Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. In 2007, guarantee contracts represented approximately 15% of gross auction proceeds, which is consistent with the annual guarantee proportion in recent years.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In 2007, sales of inventory represented approximately 10% of gross auction proceeds, which is consistent with the annual inventory sales proportion in recent years. We generally refer to our guarantee and outright purchase business as our underwritten or at-risk business.
The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction proceeds) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuate from period to period. Our auction revenue rate performance is presented in the table below.
Quarterly Auction Revenue Rate — 5 Year History
Quarterly Auction Revenue Rate Trailing Twelve Month Average Auction Revenue Rate
Prior to 2002, our long-term expected average annual auction revenue rate was approximately 8.80%. With the introduction of an administrative fee in 2002 and proxy and internet purchase fees in 2003, our long-term expected average annual auction revenue rate increased to approximately 9.30%. In 2003 we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average annual auction revenue rate to 9.50%. At the end of 2003 we increased our expected average annual auction revenue rate to be in the range of 9.50% to 10.00%, and our expectation has remained in this range since then. We achieved an auction revenue rate of 9.89% for 2007.
At the beginning of 2008 we made changes to certain of our existing fees charged to our customers, including the minimum commission rate applicable to low value lots and the consignor document administration fee. These fees have been increased slightly to reflect increased costs of conducting auctions and we believe these changes will result in an increase in our annual auction revenue rate and net earnings. In addition, starting in 2008 we are reclassifying our interest income to “other income” and making certain other revenue reclassifications, as discussed above under “Sources of Revenue and Revenue Recognition.” As a result of these changes and reclassifications , we believe that our annual auction revenue rate in 2008 will be in the range of 9.75% to 10.25%. However, our past experience has shown that our auction revenue rate is difficult to estimate precisely, meaning our actual auction revenue rate in future periods may be above or below our expected range.
The largest contributor to the variability in our auction revenue rate is the performance, rather than the amount, of our underwritten business. In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate.
Gross auction proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resource industries. Gross auction proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.
Gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction proceeds and auction revenues are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size, as has occurred in recent years.
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Because of these seasonal and period-to-period variations, we believe that gross auction proceeds and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Developments in 2007
Highlights of the year ended December 31, 2007 included:
Places:
à	We held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction proceeds of $172 million.

à	We broke regional gross auction proceeds records in Fort Worth, Texas; Houston, Texas; Atlanta, Georgia; Northeast, Maryland; Denver, Colorado; Columbus, Ohio; Kansas City, Missouri; Buxton, North Dakota; Hartford, Connecticut; Nashville, Tennessee; Sacramento, California; Edmonton, Alberta; Saskatoon, Saskatchewan; Montreal, Quebec; Brisbane, Australia; Melbourne, Australia; Livorno, Italy; and Singapore.

à	We completed our acquisition of the business and assets of Clarke Auctioneers Ltd., a Rouleau, Saskatchewan-based auctioneer of agricultural equipment. This added to our network a new permanent auction site focused primarily on agricultural auctions. We have not disclosed the terms of this acquisition because we do not believe they are material to our financial condition or results of operations.

à	We held our first auctions at our replacement permanent auction site in Denver, Colorado and at our new permanent auction site in Columbus, Ohio.

à	We established a regional auction unit near Paris, France, and completed the acquisition of an approximately 50-acre property nearby on which we are building a new permanent auction site. We expect to open this permanent auction site in 2008.

à	We completed the purchase of approximately 140 acres of land near Kansas City, Missouri, on a portion of which we have commenced the construction of a new permanent auction site to replace our regional auction unit in that region. We expect to open the permanent auction site in 2008.

à	We completed the purchase of approximately 300 acres of land in Grande Prairie, Alberta, on a portion of which we expect to build a new permanent auction site to replace our existing permanent auction site in that region. The timing of our development of this property has not yet been determined.

à	We completed the purchase of approximately 123 acres of land in Medford, Minnesota, on a portion of which we expect to commence construction of a permanent auction site to replace our existing permanent auction site in that region.

à	We completed the purchase of approximately 165 acres of land in London, Ontario, on a portion of which we expect to build a new permanent auction site, which will serve primarily the agricultural market in Southern Ontario.

à	We completed the purchase of approximately 320 acres of land near Mexico City, Mexico, on a portion of which we expect to build a new permanent auction site to replace our existing regional auction unit in that region.

à	We established a regional auction unit on leased land in Hartford, Connecticut.
People:
à	As part of our ongoing succession plans, we re-established the role of Chief Operating Officer effective January 1, 2008 and appointed Robert Armstrong, as Chief Financial Officer and Chief Operating Officer.

à	Randall Wall, formerly President, Canada, Europe and Middle East, relinquished his executive officer position effective December 31, 2007 for personal reasons. Mr. Wall will continue to work with our company, focusing his efforts on our information technology, property development and training initiatives, but will no longer be one of our executive officers.

à	We appointed the following new executive officers effective January 1, 2008:

Steven Simpson, Senior Vice-President – Western United States (formerly Vice-President, South West and North West Divisions);

Curtis Hinkelman, Senior Vice-President – Eastern United States (formerly Vice-President, Great Lakes Division);

Kevin Tink, Senior Vice-President – Canada and Agriculture (formerly Vice-President, Western Canada and Agricultural Divisions);

Victor Pospiech, Senior Vice-President – Administration and Human Resources (formerly Vice-President, Administration and Human Resources); and

Jeremy Black, Corporate Secretary and Director, Business Development (formerly Director, Finance).

In addition to the individuals identified above, our other executive officers as of January 1, 2008 were as follows:

Peter Blake, Chief Executive Officer;

Robert Mackay, President (formerly President – United States, Asia and Australia);

Robert Armstrong, Chief Financial Officer and Chief Operating Officer (formerly Chief Financial Officer);

Robert Whitsit, Senior Vice-President (formerly Senior Vice-President – Southeast and Northeast Divisions);

David Nicholson, Senior Vice-President – Central United States, Mexico and South America (formerly Senior Vice-President – South Central United States, Mexico and South America Divisions); and

Guylain Turgeon, Senior Vice-President – Managing Director Europe and Middle East (formerly Senior Vice-President – Managing Director European Operations).
à	We announced that Robert McLeod, currently Director of Global Accounting, is expected to be appointed as our Chief Financial Officer during 2008.
Processes:
à	We completed the second phase of our ERP implementation, which included a customer relationship management module.

à	We adopted a Shareholder Rights Plan, which is designed to ensure the fair treatment of shareholders in the event of any take-over offer for our common shares.
Subsequent to year-end, we established a regional auction unit on leased land in Las Vegas, Nevada.
In addition, our Board of Directors approved a three-for-one stock split for our common shares, subject to the approval of our shareholders at our Annual and Special Meeting of Shareholders scheduled for April 11, 2008. All share and per share information in this document does not give effect to the proposed stock split.
Overall Performance
For the year ended December 31, 2007 we recorded auction revenues of $315.2 million and net earnings of $76.0 million, or $2.17 per diluted common share. This performance compares to auction revenues of $261.0 million and net earnings of $56.2 million, or $1.61 per diluted share, for the year ended December 31, 2006, excluding the net effect of an after-tax gain of $1.0 million ($1.6 million before tax) recorded on the sale of excess property in Florida and a write-down of land held for sale in Texas. Financial statement net earnings for the year ended December 31, 2006 were $57.2 million, or $1.64 per diluted share. We have highlighted these amounts because we do not believe that the sale of excess property is part of our normal operations. Our financial performance in 2007 was stronger than 2006 primarily as a result of increased gross auction proceeds and a higher auction revenue rate, offset in part by higher operating costs. We ended 2007 with working capital of $58.2 million, compared to $94.4 million at the end of 2006, primarily due to an increase in capital expenditures in 2007.
Selected Annual Information
The following selected consolidated financial information as at December 31, 2007, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2007 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below.
Our consolidated financial statements are prepared in United States dollars in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 11 of our consolidated financial statements for the year ended December 31, 2007.
42     RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

Year Ended December 31,	2007	2006	2005

Statement of Operations Data:
Auction revenues (1)	$315,231	$261,040	$212,633
Direct expenses	(42,413)	(36,976)	(27,035)

	272,818	224,064	185,598

Operating expenses (2)	(161,431)	(133,182)	(107,842)
Other income (3)	508	1,184	4,758

Earnings before income taxes	111,895	92,066	82,514
Income taxes	35,912	34,848	28,934

Net earnings	$75,983	$57,218	$53,580

Net earnings per share — basic	$2.19	$1.66	$1.56
Net earnings per share — diluted	2.17	1.64	1.54

Cash dividends declared per share (4)	$0.90	$0.78	$0.58

Balance Sheet Data (period end):
Working capital (including cash)	$58,207	$94,369	$84,108
Capital assets	390,044	285,091	250,645
Total assets	672,887	554,227	496,396
Long-term liabilities	58,793	51,892	50,364

(1)	Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit or loss on the sale of inventory items, fees charged to buyers and interest income incidentals to our operations. Please see further discussion in “Sources of Revenue and Revenue Recognition.”

(2)	Operating expenses include depreciation and amortization and general and administrative expenses.

(3)	Other income and expenses in 2006 included the $1.6 million ($1.0 million, or $0.03 per diluted share, after tax) net effect of a gain recorded on the sale of excess property in Florida and a write-down of land held for resale in Texas; and in 2005 included gains of $6.4 million ($4.1 million, or $0.11 per diluted share, after tax) recorded on the sale of excess property in Texas and British Columbia. We have highlighted these amounts because we do not consider the sale of property to be part of our normal operations.

(4)	In addition to the cash dividends declared and paid in 2007, we declared a cash dividend of $0.24 per common share on January 24, 2008 relating to the quarter ended December 31, 2007, which is not included in this amount.
Results of Operations
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In 2007, approximately 40% of our revenues and approximately 55% of our operating costs were denominated in currencies other than the United States dollar.
The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and Euro relative to the United States dollar. These fluctuations affect our reported auction revenues and operating expenses when non-United States dollar amounts are converted into United States dollars for financial statement reporting purposes. The effect on auction revenues and operating expenses reported in our annual consolidated financial statements has largely offset, making the impact of the currency fluctuation on our annual net earnings insignificant. However, our 2007 net earnings included a $2.8 million pre-tax gain resulting from the translation and settlement of foreign currency denominated monetary assets and liabilities (2006 – $0.5 million loss).

United States Dollar Exchange Rate Comparison
Years ended December 31,	2007	% Change	2006	% Change	2005

Value of one U.S. dollar:
Year-end exchange rate:
Canadian dollar	$0.9937	-14.8%	$1.1660	-0.3%	$1.1628
Euro	€0.6850	-9.6%	€0.7575	-10.3%	€0.8446

Average exchange rate:
Canadian dollar	$1.0740	-5.3%	$1.1344	-6.4%	$1.2114
Euro	€0.7305	-8.3%	€0.7969	-1.0%	€0.8049

Auction Revenues
Years ended December 31,	2007	2006	% Change

Auction revenues – United States (1)	$175,949	$157,236	12%
Auction revenues – Canada (1)	71,223	54,862	30%
Auction revenues – Europe (1)	39,339	29,024	36%
Auction revenues – Other (1)	28,720	19,918	44%

Total auction revenues	$315,231	$261,040	21%

Gross auction proceeds	$3,186,483	$2,721,023	17%
Auction revenue rate	9.89%	9.59%

(1)	Information by geographic segment is based on auction location.
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Our auction revenues increased in 2007 compared to 2006 primarily because we achieved higher gross auction proceeds in most of our markets around the world, a higher auction revenue rate and currency fluctuations. Our underwritten business (guarantee and inventory contracts) represented 25% of our total gross auction proceeds in 2007 (26% in 2006). Our agricultural division generated gross auction proceeds of $131.9 million in 2007, compared to $130.2 million in 2006.
Our auction revenue rate was 9.89% for 2007, which was within our expected range of 9.50% to 10.00%. The increase compared to our experience in 2006 related primarily to the performance of our underwritten business, which performed better in 2007 than in 2006. Please see the discussion above in “Sources of Revenue and Revenue Recognition” regarding changes that will affect our auction revenue rate in the future.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate would have impacted auction revenues by approximately $3.1 million in 2007, of which approximately $2.0 million or $0.06 per share would have flowed through to net earnings in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.

Direct Expenses
Years ended December 31,	2007	2006	% Change

Direct expenses	$42,413	$36,976	15%
Direct expenses as a percentage of gross auction proceeds	1.33%	1.36%
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.
Our direct expense rate, which represents direct expenses as a percentage of gross auction proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate in 2007 decreased slightly from the rate that we experienced in 2006 in part because the average size of our auctions increased in 2007. This was partly offset by the effect of a higher proportion of auctions held at offsite locations in 2007 compared to 2006.

Depreciation and Amortization Expense
Years ended December 31,	2007	2006	% Change

Depreciation and amortization expense	$19,417	$15,017	29%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation increased in 2007 compared to 2006 as a result of depreciation relating to new assets that we have put into service in recent periods, such as new auction facilities and our ERP system. We expect our depreciation in future periods to increase in line with our on-going capital expenditures.

General and Administrative Expenses
Years ended December 31,	2007	2006	% Change

General and administrative expenses	$142,014	$118,165	20%
G&A as a percentage of gross auction proceeds	4.46%	4.34%
The major categories of general and administrative expenses, or G&A, in order of magnitude in 2007 were as follows:
à	personnel (salaries, wages, bonuses and benefits) – approximately 60% of total G&A;

à	information technology and telecommunications;

à	non-auction related travel;

à	repairs and maintenance;

à	utilities;

à	leases and rentals;

à	dues and fees;

à	office supplies;

à	advertising;

à	promotion and entertainment;

à	audit and other professional fees.
Our infrastructure and workforce have continued to grow in order to support our growth objectives, and this, combined with other factors including currency fluctuations and the costs associated with our ERP implementation and business process improvement initiatives, has resulted in an increase in our G&A. During 2007, the ongoing growth in many aspects of our business, including personnel, facilities, and infrastructure, contributed to the increase in G&A.
Gross auction proceeds have increased more than 50% over the last three years, which has necessitated significant investments in our people, places and processes. Our growth has been more rapid than originally anticipated and this has necessitated adding people to our workforce. Personnel costs are the largest component of our G&A, and our workforce increased 15% between 2006 and 2007 and 22% between 2005 and 2006. As a percentage of gross auction proceeds, G&A in 2007 was higher than our plan, primarily because of the ongoing expansion of our infrastructure and workforce necessary to support our growth objectives. This ongoing expansion will continue to influence future levels of G&A.

Gain on Disposition of Capital Assets
Years ended December 31,	2007	2006	% Change

Gain on disposition of capital assets	$243	$1,277	-81%
The gain on disposition of capital assets recorded in 2006 included a $1.8 million gain recorded on the sale of excess property in Florida. There were no significant gains recorded during 2007.

Income Taxes
Years ended December 31,	2007	2006	% Change

Income taxes	$35,912	$34,848	3%
Effective income tax rate	32.1%	37.9%
Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2007 was lower than the rate we experienced in 2006 as a result of adjustments recorded in 2007 to reflect our actual cash tax expenses arising from our 2006 income tax filings, and a lower proportion of our earnings being earned in higher tax rate jurisdictions in 2007. Our income taxes in 2006 also included one-time adjustments relating to uncertain tax positions, which caused an increase in our effective income tax rate for 2006. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

Net Earnings
Years ended December 31,	2007	2006	% Change

Net earnings before income taxes	$111,895	$92,066	22%
Net earnings	75,983	57,218	33%
Net earnings per share – basic	2.19	1.66	32%
Net earnings per share – diluted	2.17	1.64	32%
44     RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

Our net earnings increased in 2007 compared to 2006 mainly as a result of higher gross auction proceeds and a higher auction revenue rate, partially offset by higher operating costs. Net earnings for 2006 would have been $56.2 million, or $1.63 and $1.61 per basic and diluted share, respectively, if we excluded the $1.6 million ($1.0 million, or $0.03 per diluted share, after tax) net effect of the gain recorded on the sale of excess property in Florida and the write-down of land held for resale in Texas. Excluding the impact of the net gain recorded in 2006, which we have highlighted because we do not consider them to be part of our normal operating results, our net earnings increased by 35% in 2007.
Summary of Fourth Quarter Results
We earned auction revenues of $83.3 million and net earnings of $17.0 million, or $0.49 per basic share and $0.48 per diluted share, during the fourth quarter of 2007, which compares to auction revenues of $70.7 million and net earnings of $9.8 million, or $0.28 per basic and diluted share, in the fourth quarter of 2006. We typically experience one of our strongest quarterly gross auction proceeds performances in the fourth quarter because of the seasonality of our business, as discussed above. Our gross auction proceeds were $873.3 million for the quarter ended December 31, 2007, which is an increase of 18% compared to the comparable period in 2006. The growth in our gross auction proceeds in the fourth quarter of 2007 compared to the fourth quarter of 2006 was attributable mainly to stronger gross auction proceeds in most of our markets around the world.
Our auction revenue rate decreased to 9.53% in the fourth quarter of 2007 from 9.57% in the comparable period in 2006, mainly as a result of the stronger performance of our underwritten business in the fourth quarter of 2006. Our direct expense rate in the fourth quarter of 2007 was roughly consistent with that achieved in the fourth quarter of 2006.
Our G&A increased to $42.0 million in the fourth quarter of 2007, compared to $36.6 million in the comparable 2006 period. The increase related mainly to higher costs incurred to support the ongoing and more rapid than expected growth of our business. In particular, personnel costs increased significantly in the fourth quarter of 2007 compared to the fourth quarter of 2006 as a result of a 15% increase in our headcount.
We experienced a 73% increase in our earnings in the fourth quarter of 2007 compared to the equivalent period in the prior year primarily due to higher gross auction proceeds, partially offset by a lower auction revenue rate and higher operating costs in 2007 compared to 2006.
Capital asset additions were $55.9 million for the fourth quarter of 2007, compared to $14.6 million in the fourth quarter of 2006. Our capital expenditures in the fourth quarter of 2007 related primarily to construction of our new permanent auction sites in Houston, Texas; Kansas City, Missouri; Medford, Minnesota, and Paris, France. We also completed the purchase of land in London, Ontario; Grande Prairie, Alberta and Polotitlan, Mexico, on which we intend to build new or replacement permanent auction sites, and the purchase of a building in Lincoln, Nebraska to replace our United States administrative office. In addition, we made capital investments in computer software and equipment as part of our ongoing process improvement initiatives. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in an increase in our reported capital assets on our consolidated balance sheet of $0.9 million in the fourth quarter of 2007 compared to a decrease of $1.8 million in the equivalent period in 2006.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2007 and 2006, and our discussion above about the seasonality of our business.

	Q4 2007	Q3 2007	Q2 2007	Q1 2007

Gross auction proceeds (1)	$873,306	$667,553	$945,256	$700,368

Auction revenues	$83,266	$68,060	$94,543	$69,362
Net earnings	16,966	14,903	26,555	17,559

Net earnings per share — basic	$0.49	$0.43	$0.76	$0.51
Net earnings per share — diluted	0.48	0.42	0.76	0.50

	Q4 2006		Q3 2006	Q2 2006		Q1 2006

Gross auction proceeds (1)	$738,731		$580,271	$830,493		$571,528

Auction revenues	$70,699		$55,688	$78,680		$55,973
Net earnings	9,790	(2)	9,704	24,526	(3)	13,198

Net earnings per share — basic	$0.28	(2)	$0.28	$0.71	(3)	$0.38
Net earnings per share — diluted	0.28	(2)	0.28	0.70	(3)	0.38

(1)	Gross auction proceeds represents the total proceeds from all items sold at our auctions. Gross auction proceeds is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. Please read “Sources of Revenue and Revenue Recognition” above.

(2)	Net earnings in the fourth quarter of 2006 included a write-down of $223 ($134 after tax) on land held for resale in Texas. Excluding this amount, net earnings would have been $9,924, or $0.28 per basic and diluted share.

(3)	Net earnings in the second quarter of 2006 included a gain of $1,812 recorded on the sale of excess property in Florida ($1,087 after tax). Excluding this amount, net earnings would have been $23,439, or $0.68 and $0.67 per basic and diluted share, respectively.
Liquidity and Capital Resources

December 31,	2007	2006	% Change

Working capital	$58,207	$94,369	-38%
RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT       45

Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. The decrease in our working capital in 2007 was primarily due to an increase in capital expenditures. We believe that our working capital balance at December 31, 2007 is adequate to satisfy our present operating requirements.

Contractual Obligations
Payments Due by Year	Total	In 2008	In 2009 and 2010	In 2011 and 2012	After 2012

Long-term debt obligations	$45,336	$241	$15,095	$30,000	$—
Operating leases obligations	5,665	2,143	2,419	1,103	—
Other long-term obligations	385	—	325	60	—

Total contractual obligations	$51,386	$2,384	$17,839	$31,163	$—

Our long-term debt included in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years. Our operating leases relate primarily to land on which we operate regional auction units and to administrative offices. These properties are located in Canada, the United States, Mexico, Italy, Spain, the Netherlands, the United Arab Emirates, Australia, Singapore, India, Japan and China.
In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure at December 31, 2007 from these guarantee contracts was $55.7 million (compared to $39.7 million at December 31, 2006), which will be offset by the proceeds that we will receive from the sale at auction of the related equipment. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.

Cash Flows
December 31,	2007	2006	% Change

Cash provided by (used in):
Operations	$101,269	$65,639	54%
Investing	(105,725)	(46,547)	-127%
Financing	(27,765)	(21,656)	-28%
Our cash provided by operations can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Therefore, we do not believe that the change in our cash provided by operations during 2007 is indicative of a trend.
Capital asset additions were $113.2 million for 2007 compared to $51.2 million in 2006. Our capital expenditures in 2007 included construction of our new permanent auction sites in Denver, Colorado; Columbus, Ohio; Houston, Texas; Kansas City, Missouri; Medford, Minnesota and Paris, France. They also included the acquisition of land in Grande Prairie, Alberta; London, Ontario; and near Mexico City, Mexico; the purchase of an office building and land in Lincoln, Nebraska; and investments in computer software and equipment related to our ongoing process improvement initiatives. Exchange rate changes relating to capital assets held in currencies other than the United States dollar, which are not reflected as capital asset additions on the consolidated statements of cash flows, resulted in an increase of $18.2 million in the capital assets reported on our consolidated balance sheet as at December 31, 2007, compared to a $3.7 million decrease in 2006.
We intend to enhance our network of auction sites by adding facilities in selected locations around the world as appropriate opportunities arise, either to replace existing auction facilities or to establish new sites. Our actual expenditure levels in future periods will depend largely on our ability to identify, acquire and develop suitable auction sites. We intend to add or replace an average of two to three auction sites per year.
For the next several years, we expect that our average annual capital expenditures will be in the range of $100 million to $150 million per year, as we continue to invest in the expansion of our network of auction facilities and fund our process improvement initiatives. Actual capital expenditures will vary, depending on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions, and could be higher or lower than this range. Depending on the scope of the required system improvements, the process improvement expenditures will likely be primarily for hardware, the development, purchase and implementation of software, and related systems. We expect to fund future capital expenditures primarily from working capital or draws on available credit facilities.
We paid regular cash dividends of $0.24 per share during the each of the quarters ended December 31 and September 30, 2007, and $0.21 per share during each of the quarters ended June 30 and March 31, 2007. Total dividend payments were $31.3 million for 2007, compared to $26.9 million in 2006. On January 24, 2008, our Board of Directors declared a quarterly cash dividend of $0.24 per common share relating to the quarter ended December 31, 2007. The dividend will be payable on March 14, 2008 to shareholders of record on February 22, 2008 in the aggregate amount of approximately $8.4 million.
Pursuant to new income tax legislation, Canadian resident individuals who receive “eligible dividends” in 2006 and subsequent years will be entitled to an enhanced gross-up and dividend tax credit on such dividends. All dividends that we paid in 2007 were considered “eligible dividends” for these purposes.

Debt
December 31,	2007	2006	% Change

Long-term debt (including current portion of long-term debt)	$45,085	$43,318	4%
Long-term debt at December 31, 2007 consisted of two five-year term loans in the principal amounts of $15.1 million and $30.0 million, due in periodic payments of interest only, with the full amount of the principal due in 2010 and 2011, respectively. The fixed interest rates applicable to these term loans are 4.429% and 5.61%, respectively. At December 31, 2007, we were in compliance with all of the financial covenants applicable to our long-term debt.
Future scheduled interest expenses over the next five years under our existing term debt are as follows:

	In 2008	In 2009	In 2010	In 2011	In 2012

Interest expense on long-term debt	$2,340	$2,334	$2,033	$78	$—
46      RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

In addition to our long-term debt, we have available revolving credit facilities as follows:

December 31,	2007	2006

Revolving credit facilities – total available:	$132,039	$118,995
Revolving credit facilities – total unused:	$122,819	$118,995
Our credit facilities are with financial institutions in the United States, Canada, The Netherlands, The United Kingdom and Australia. Certain of the facilities include commitment fees applicable to the unused credit amount. During 2007, we increased our revolving credit facilities in Australia by AU$10 million. We had no floating rate debt outstanding at December 31, 2007.
Quantitative and Qualitative Disclosure about Market Risk
Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.
Because we conduct operations in local currencies in countries around the world, yet have the United States dollar as our reporting currency, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For 2007, approximately 40% of our revenues were earned in currencies other than the United States dollar and approximately 55% of our operating costs were denominated in currencies other than the United States dollar, and we believe that this ratio generally acts as a natural hedge against exposure to fluctuations in the value of the United States dollar. As a result, we have not adopted a long-term hedging strategy to protect against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar, but we will consider hedging specific transactions when appropriate.
During the year ended December 31, 2007 we recorded an increase in our foreign currency translation adjustment balance of $15.4 million, compared to an increase of $5.6 million in 2006. Our foreign currency translation adjustment arises from the translation at the end of each reporting period of our net assets denominated in currencies other than the United States dollar into our reporting currency, in accordance with Canadian GAAP. Changes in this balance arise primarily from the strengthening or weakening of non-United States currencies against the United States dollar. During 2007, both the Euro and the Canadian dollar strengthened compared to the Unites States dollar.
Transactions with Related Parties
During 2007, we paid $1.0 million (2006 – $0.7 million) to a company controlled by David E. Ritchie, the former Chairman of our Board of Directors, who retired from our Board effective November 30, 2006. The costs were incurred pursuant to agreements, approved by our Board, by which Mr. Ritchie’s company agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. In 2007 we had more visitors than in 2006, which accounted for most of the increase compared to the prior year. We have entered into similar agreements with Mr. Ritchie’s company in the past.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Legal and Other Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operation or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.
Critical Accounting Policies and Estimates
In preparing our consolidated financial statements in conformity with Canadian GAAP, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, recoverability of capital assets, goodwill and future income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.
The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 1 to our consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.
Accounting for Income Taxes
We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our measurement of future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact the presentation of our financial position and results of operations.
Valuation of Goodwill
We assess the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of Chartered Accountants in Canada (known as the CICA) and the Financial Accounting Standards Board in the United States. The standards stipulate that reporting entities test the carrying value of goodwill for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the test is conducted more frequently.
In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. We operate as a single reporting unit, which is the consolidated public company. As a result, we are able to refer to the stock market for a third party indicator of our company’s fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of our common shares may impact our assessment as to whether goodwill has been impaired. These changes may result from changes in our business plans or other factors, including those that are outside our control. We perform the goodwill test each year as at September 30, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at September 30, 2007 and determined that no impairment had occurred.
Changes in Accounting Policies
On January 1, 2007, we adopted The Canadian Institute of Chartered Accountants Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”.
Section 1530 establishes standards for disclosure and presentation of comprehensive income, which represents the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings calculated in
RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT       47

accordance with Canadian GAAP. Other comprehensive income has been included in our Consolidated Statements of Comprehensive Income for the years ended December 31, 2007 and 2006.
Section 3861 establishes standards for disclosure and presentation of financial instruments and non-financial derivatives. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, comparative figures are not restated, except for the requirement to restate our foreign currency translation adjustment as part of other comprehensive income.
Section 3865 describes when and how hedge accounting can be applied as well as disclosure requirements. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and the amount at which these items should be recorded. Under the new standard, financial instruments must be classified into one of five categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale; or other financial liabilities.
All financial instruments, including derivatives, are measured in the balance sheet at fair value, except loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized costs. The subsequent measurement and accounting for changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value with changes in fair value recognized in net earnings; and available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time the amounts are recognized in net earnings.
Upon the adoption of these new standards, we designated our cash and cash equivalents as held-for-trading financial assets, which are measured at fair value and changes in fair value are recognized in net earnings. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, auction proceeds payable, short-term debt and long-term debt are classified as other financial liabilities, which are measured at amortized cost. These changes did not have a material effect on our financial statements.
Under the new pronouncements, transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value of the associated instrument at inception, and are recognized over the term of the assets or liabilities using the effective interest method. As at January 1, 2007, we decreased the carrying value of our long-term debt by $0.3 million to reflect the new accounting standard.
All derivative instruments, including embedded derivatives, are now recorded in the financial statements at fair value, unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive income. We have elected in accordance with the new rules to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after January 1, 2003. However, the adoption of this standard did not result in a material change to our financial statements.
Recent Accounting Pronouncements
In December 2006, the CICA issued Section 1535, “Capital Disclosures”, Section, 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation.” These standards are effective for us on January 1, 2008. Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. Sections 3862 and 3863 replace Section 3861, “Financial Instruments – Disclosure and Presentation,” revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These two new standards will enhance users’ ability to evaluate the significance of financial instruments to an entity, related exposure and the management of these risks.
We are currently assessing the impact of these new accounting standards on our financial statements but we do not expect them to have a material impact on the presentation of our financial condition or results of operations.
Disclosure Controls and Procedures
We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to our company is made known to the appropriate level of management in a timely manner.
Based on current securities legislation in Canada and the United States, our Chief Executive Officer and Chief Financial Officer are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2007.
We performed an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at December 31, 2007. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date.
We do not expect that our disclosure controls and procedures or internal controls over financial reporting (see below) will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. In addition, the design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that our internal controls over financial reporting were effective as of December 31, 2007.
The effectiveness of our internal controls over financial reporting as of December 31, 2007 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2007 consolidated annual financial statements, as stated in their report which is included in our consolidated financial statements.
Changes in Internal Controls Over Financial Reporting
There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
à	our future performance;

à	growth of our operations;

à	growth of the world market for used trucks and equipment;

à	increases in the number of consignors and bidders participating in our auctions;

à	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

à	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

à	our long-term mission to be the world’s largest marketplace for commercial and industrial assets;

à	our people, including our ability to recruit, train, retain and develop the right people to help us achieve our goals;

à	our places, including: our ability to add the capacity necessary to accommodate our growth; our ability to increase our market share in our core markets and regions and our ability to expand into complimentary market sectors and new geographic markets, including our ability to take advantage of growth opportunities in emerging markets; the acquisition and development of auction facilities and the related impact on our capital expenditures;
48     RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

à	our processes, including our M07 initiatives and their effect on our business, results of operations and capital expenditures, particularly our ability to grow revenues faster than operating costs;

à	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts;

à	our auction revenue rates, the sustainability of those rates, and the impact of our commission rate and fee changes implemented in 2008, as well as the seasonality of gross auction proceeds and auction revenues;

à	the performance of our agricultural division, and the variability on our agricultural sales from period to period;

à	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

à	our future capital expenditures;

à	our internet initiatives and the level of participation in our auctions by internet bidders;

à	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange fluctuations on our results of operations; and

à	financing available to us and the sufficiency of our working capital to meet our financial needs.
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.
Approximately 75% of our business is conducted on a straight commission basis. In certain other situations we will either offer to:
à	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

à	purchase the equipment outright from the consignor for sale in a particular auction.
If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction proceeds.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may incur losses if we are required to make payments to buyers and lienholders because we are unable to deliver clear title on the assets sold at our auctions.
In jurisdictions where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid at our auction. If we are unable to deliver clear title, we provide the buyer with a full refund of the purchase price. While we exercise considerable effort to ensure that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments, and aggregate losses from these payments could be material.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
à	recruiting and retaining suitable sales personnel;

à	identifying and developing new geographic markets and market sectors;

à	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

à	managing expansion successfully;

à	obtaining necessary financing on terms favourable to us;

à	receiving necessary authorizations and approvals from governments for proposed development or expansion;

à	integrating successfully new facilities and any acquired businesses into our existing operations;

à	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

à	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

à	succeeding against local and regional competitors in new geographic markets;

à	capitalizing on changes in the supply of and demand for industrial assets, in our existing and new markets; and

à	designing and implementing business processes that are able to support profitable growth.
We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
In addition, we continue to pursue our strategy of investing in our people, places and processes to give us the capacity to handle expected future growth, including investments in frontier markets that may not generate profitable growth in the near term. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if we are not successful growing our gross auction proceeds our earnings may be impacted. A large component of our G&A is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow at a more rapid rate than our fixed costs, which would have a negative impact on our margins and earnings per share.
RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT      49

Damage to our reputation for fairness, integrity and conducting only unreserved auctions could harm our business.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and police and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.
Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate are beyond our control. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also impact the supply of, demand for or market values of industrial equipment.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
à	the size, timing and frequency of our auctions;

à	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

à	the performance of our underwritten business (guarantee and outright purchase contracts);

à	general economic conditions in our markets; and

à	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.
Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.
We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax regulations and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in United States dollars, a significant portion of our auction revenues is generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.
Competition in our core markets could result in reductions in our revenues and profitability.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.
Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our rbauctionBid-Live internet bidding service. We use and rely on intellectual property owned by third parties, which we license for use in providing our rbauctionBid-Live service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our rbauctionBid-Live service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.
The availability and performance of our internal technology infrastructure, as well as the implementation of an enterprise resource planning system, are critical to our business.
The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We have recently improved these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.
We are in the midst a program to redesign our business processes and to upgrade our information systems, including implementing an enterprise resource planning system. Our business and results of operations could be harmed if this ongoing
50      RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

implementation is not successful. In addition, any difficulties with our systems implementation could have an adverse effect on our operations and also our ability to evaluate the effectiveness of our internal control over financial reporting, which could negatively affect our internal control reporting in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act and applicable securities law in Canada, and of our disclosure controls and procedures, which could negatively affect our reporting in accordance with the provisions of Section 302 of the Sarbanes-Oxley Act and applicable securities law in Canada.
We are in the process of implementing a formal disaster recovery plan but it is not yet in place. If we were subject to a serious security breach or a threat to business continuity, it could materially damage our business, results of operations and financial condition.
Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
Our expenses may increase significantly or our operations and ability to expand may be limited as a result of environmental and other regulations.
A variety of federal, provincial, state and local laws, rules and regulations, including local tax rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.
Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions, or changes to environmental laws, were to inhibit materially the ability of customers to ship equipment to or from our auction sites, they could reduce gross auction proceeds and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce gross auction proceeds and harm our business, financial condition and results of operations.
Our business could be harmed if we lost the services of one or more key personnel.
The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of one or more of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.
We may not continue to pay regular cash dividends.
We declared and paid total quarterly cash dividends of $0.21 per outstanding common share for the first and second quarter and $0.24 per outstanding common share for the third and fourth quarter of 2007. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.
Certain global conditions may affect our ability to conduct successful auctions.
Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks, that would restrict our customers’ travel patterns. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.
RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT       51

Auditors’ Report
To the Shareholders of Ritchie Bros. Auctioneers Incorporated
We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (“the Company”) as at December 31, 2007 and 2006 and the consolidated statements of operations, shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 15, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Chartered Accountants

Vancouver, Canada
February 15, 2008
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Ritchie Bros. Auctioneers Incorporated
We have audited Ritchie Bros. Auctioneers Incorporated (“the Company”)’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the section entitled Internal Controls over Financial Reporting included in Management’s Discussion and Analysis. Our responsibility is to express an opinion the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the years ended December 31, 2007 and 2006, we also have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 15, 2008 expressed an unqualified opinion on those consolidated financial statements.
Chartered Accountants

Vancouver, Canada
February 15, 2008

52     RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31,	2007	2006	2005

Auction revenues	$315,231	$261,040	$212,633
Direct expenses	42,413	36,976	27,035

	272,818	224,064	185,598

Expenses:
Depreciation and amortization	19,417	15,017	13,172
General and administrative	142,014	118,165	94,670

	161,431	133,182	107,842

Earnings from operations	111,387	90,882	77,756

Other income (expense):
Interest expense	(1,206)	(1,172)	(2,224)
Gain on disposition of capital assets	243	1,277	6,565
Other	1,471	1,079	417

	508	1,184	4,758

Earnings before income taxes	111,895	92,066	82,514

Income tax expense (note 8):
Current	33,797	33,757	28,704
Future	2,115	1,091	230

	35,912	34,848	28,934

Net earnings	$75,983	$57,218	$53,580

Net earnings per share (notes 6(e)):
Basic	$2.19	$1.66	$1.56
Diluted	2.17	1.64	1.54

Weighted average number of shares outstanding	34,755,371	34,546,460	34,366,311

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

Beverley A. Briscoe Director	Peter J. Blake Director and Chief Executive Officer

RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT     53

Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31,	2007	2006

Assets
Current assets:
Cash and cash equivalents	$150,315	$172,021
Accounts receivable	67,716	36,682
Inventory	6,031	5,614
Advances against auction contracts	658	1,474
Prepaid expenses and deposits	5,766	5,267
Other assets	—	2,723
Income taxes receivable	5,921	3,212
Future income tax asset (note 8)	778	1,074

	237,185	228,067

Capital assets (note 4)	390,044	285,091
Other assets	2,031	343
Goodwill	42,612	39,537
Future income tax asset (note 8)	1,015	1,189

	$672,887	$554,227

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$80,698	$65,114
Accounts payable and accrued liabilities	98,039	67,496
Current portion of long-term debt (note 5)	241	237
Future income tax liability (note 8)	—	851

	178,978	133,698

Long-term debt (note 5)	44,844	43,081
Other liabilities	385	—
Future income tax liability (note 8)	13,564	8,811

	237,771	185,590

Shareholders’ equity:
Share capital (note 6)	90,223	85,910
Additional paid-in capital	12,471	10,459
Retained earnings	292,046	247,349
Accumulated other comprehensive income	40,376	24,919

	435,116	368,637

	$672,887	$554,227

Commitments and contingencies (note 9)
See accompanying notes to consolidated financial statements.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)

				Accumulated
		Additional		other	Total
	Share	paid-in	Retained	comprehensive	shareholders’
	capital	capital	earnings	income	equity

Balance, December 31, 2004	$76,445	$7,859	$183,438	$21,522	$289,264
Exercise of stock options	3,399	(485)	—	—	2,914
Stock compensation tax adjustment	—	87	—	—	87
Stock compensation expense	—	1,468	—	—	1,468
Net earnings	—	—	53,580	—	53,580
Cash dividends paid	—	—	(19,938)	—	(19,938)
Foreign currency translation adjustment	—	—	—	(2,192)	(2,192)

Balance, December 31, 2005	79,844	8,929	217,080	19,330	325,183
Exercise of stock options	6,066	(881)	—	—	5,185
Stock compensation tax adjustment	—	391	—	—	391
Stock compensation expense	—	2,020	—	—	2,020
Net earnings	—	—	57,218	—	57,218
Cash dividends paid	—	—	(26,949)	—	(26,949)
Foreign currency translation adjustment	—	—	—	5,589	5,589

Balance, December 31, 2006	85,910	10,459	247,349	24,919	368,637
Exercise of stock options	4,313	(688)	—	—	3,625
Stock compensation tax adjustment	—	722	—	—	722
Stock compensation expense	—	1,978	—	—	1,978
Net earnings	—	—	75,983	—	75,983
Cash dividends paid	—	—	(31,286)	—	(31,286)
Foreign currency translation adjustment	—	—	—	15,457	15,457

Balance, December 31, 2007	$90,223	$12,471	$292,046	$40,376	$435,116

See accompanying notes to consolidated financial statements.

54     RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)

Years ended December 31,	2007	2006	2005

Net earnings	$75,983	$57,218	$53,580
Other comprehensive income:
Foreign currency translation adjustment	15,457	5,589	(2,192)

Comprehensive income	$91,440	$62,807	$51,388

See accompanying notes to consolidated financial statements.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31,	2007	2006	2005

Cash provided by (used in):

Operating activities:
Net earnings	$75,983	$57,218	$53,580
Items not involving cash:
Depreciation and amortization	19,417	15,017	13,172
Stock compensation expense	1,978	2,020	1,468
Future income taxes	2,115	1,091	230
Net gain on disposition of capital assets	(243)	(1,277)	(6,565)
Changes in non-cash working capital:
Accounts receivable	(22,198)	(14,097)	(7,848)
Inventory	244	4,663	3,015
Advances against auction contracts	847	(1,207)	842
Prepaid expenses and deposits	153	(2,353)	(372)
Income taxes payable	(3,880)	(10,632)	5,022
Income taxes receivable	1,717	(3,601)	—
Auction proceeds payable	3,138	660	15,825
Accounts payable and accrued liabilities	26,922	19,766	5,097
Other	(4,924)	(1,629)	1,605

	101,269	65,639	85,071

Investing activities:
Acquisition of business	(597)	(2,300)	—
Capital asset additions	(113,219)	(51,239)	(42,737)
Proceeds on disposition of capital assets	8,455	5,160	9,929
Decrease (increase) in other assets	(364)	1,832	601

	(105,725)	(46,547)	(32,207)

Financing activities:
Issuance of share capital	3,625	5,185	2,914
Dividends on common shares	(31,286)	(26,949)	(19,938)
Issuance of short-term debt	33,415	—	—
Repayment of short-term debt	(33,908)	—	—
Repayment of long-term debt	(251)	(227)	(48,746)
Issuance of long-term debt	—	—	46,016
Decrease in funds committed for debt repayment	—	—	6,965
Other	640	335	(348)

	(27,765)	(21,656)	(13,137)

Effect of changes in foreign currency rates on cash and cash equivalents	10,515	5,336	(3,110)

Increase (decrease) in cash and cash equivalents	(21,706)	2,772	36,617
Cash and cash equivalents, beginning of year	172,021	169,249	132,632

Cash and cash equivalents, end of year	$150,315	$172,021	$169,249

Supplemental information:
Interest paid	$3,078	$2,186	$2,217
Income taxes paid	36,089	47,924	22,696

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT     55

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005
1.	Significant accounting policies:
(a)	Basis of presentation:

These consolidated financial statements present the financial position, results of operations and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”), a company amalgamated in December 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 11, also comply, in all material respects, with generally accepted accounting principles in the United States.

(b)	Cash and cash equivalents:

Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(c)	Inventory:

Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(d)	Capital assets:

All capital assets are stated at cost and include capitalized interest on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate/term

Buildings	straight-line	30 years
Improvements	declining balance	10%
Automotive equipment	declining balance	30%
Yard equipment	declining balance	20—30%
Office equipment	declining balance	20%
Computer equipment	straight-line	3 years
Computer software	straight-line	3—5 years
Leasehold improvements	straight-line	Terms of leases
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset’s carrying amount.

Legal obligations to retire tangible long-lived assets and assets under operating leases are recorded at the fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, with a corresponding increase in asset value. The liability is accreted to face value over the life of the asset. The Company does not have any significant asset retirement obligations.

(e)	Goodwill:

Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

(f)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, incidental interest income, internet and proxy purchase fees, and administrative fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission typically includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 9(b)).

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(g)	Income taxes:

Income taxes are accounted for using the asset and liability method, whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the new tax rate is substantively enacted. Future tax benefits, such as non-capital loss carry forwards, are recognized to the extent that realization of such benefits is considered more likely than not.

56     RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005
1.	Significant accounting policies (continued):
(h)	Foreign currency translation:

The Company’s reporting currency is the United States dollar. The functional currency for each of the Company’s operations is usually the currency of the country of residency; in some cases it is the United States dollar. Each of the Company’s foreign operations is considered to be self-sustaining. Accordingly, the financial statements of the Company’s operations that are not denominated in United States dollars have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from the translation of asset and liability amounts have been included in accumulated other comprehensive income, which is included as a separate component of shareholders’ equity. Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Exchange gains on these transactions included in the determination of earnings in 2007 were $2,802,000 (2006 – loss of $451,000; 2005 – loss of $863,000).

(i)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, and the estimation of the utilization of future income tax asset balances. Actual results could differ from such estimates and assumptions.

(j)	Financial instruments:

Carrying amounts of certain of the Company’s financial instruments (note 2), including accounts receivable, income taxes payable, auction proceeds payable and accounts payable and accrued liabilities, approximate their fair value due to their short terms to maturity. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

(k)	Credit risk:

The Company is not exposed to any significant credit risk because it does not extend credit to buyers at its auctions. In addition, items purchased at the Company’s auctions are not normally released to the buyers until they are paid for in full.

(l)	Net earnings per share:

Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 6(e)).

(m)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 6(c) and (d). The Company uses the fair value based method to account for employee stock-based compensation. Under the fair value based method, compensation cost attributable to options granted to employees is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the vesting period of the underlying option. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(n)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT     57

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005
2.	Changes in accounting policies:

On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. Section 1530 establishes standards for reporting and presenting comprehensive income, which represents the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP. Other comprehensive income has been included in the Consolidated Statements of Comprehensive Income.

Section 3861 establishes standards for disclosure and presentation of financial instruments and non-financial derivatives. Section 3865 describes when and how hedge accounting can be applied as well as disclosure requirements. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and the amount at which these items should be recorded. Under the new standard, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale or other financial liabilities.

All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized costs. Subsequent measurement and the accounting for changes in fair value will depend on their initial classification.

Upon the adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which is measured at fair value and changes in fair value are recognized in net earnings. Accounts receivable are classified as loans and receivables, which are measured at amortized cost.

Accounts payable and accrued liabilities, auction proceeds payable, short-term debt and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method. As at January 1, 2007, the Company decreased the carrying value of its long-term debt by $312,000 (see note 5) to reflect this change.

All derivative instruments, including embedded derivatives, are recorded in the financial statements at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive income. The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after January 1, 2003.

The adoption of these standards did not result in any material impact on the Company’s financial statements.
3.	Future changes in accounting policies:

The CICA issued Section 1535, Capital Disclosures, Section, 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which are effective for the Company on January 1, 2008. Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The Company has not yet determined the impact of these new standards on its financial statements, but does not expect the effects to be material.
4.	Capital assets:

		Accumulated	Net book
2007	Cost	depreciation	value

Buildings	$160,795	$33,247	$127,548
Land and improvements	161,107	9,865	151,242
Land and buildings under development	65,072	–	65,072
Automotive equipment	17,727	6,591	11,136
Yard equipment	19,270	9,387	9,883
Office equipment	11,549	5,922	5,627
Computer equipment	8,820	5,024	3,796
Computer software	19,549	5,137	14,412
Leasehold improvements	3,111	1,783	1,328

	$467,000	$76,956	$390,044

		Accumulated	Net book
2006	Cost	depreciation	value

Buildings	$129,489	$26,319	$103,170
Land and improvements	131,856	6,689	125,167
Land and buildings under development	25,782	–	25,782
Automotive equipment	14,675	5,677	8,998
Yard equipment	15,083	7,284	7,799
Office equipment	8,174	5,075	3,099
Computer equipment	5,207	3,333	1,874
Computer software	10,187	2,298	7,889
Leasehold improvements	2,387	1,074	1,313

	$342,840	$57,749	$285,091

During the year, interest of $1,651,000 (2006 — $1,480,000; 2005 — $553,000) was capitalized to the cost of land and buildings under development.

58     RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005
5. Long-term debt:

	2007	2006

Term loan, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only, with the full amount of the principal due in 2011.	$29,904	$30,000

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010.	14,940	12,864

Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the prime rate and 6.5%, due in quarterly installments of AUD75, plus interest, with final payments of AUD275 occurring in 2008.	241	454

	45,085	43,318
Current portion	(241)	(237)

Non-current portion	$44,844	$43,081

As at January 1, 2007, the carrying values of the term debt due in 2011 and 2010 were adjusted for transaction costs by $124,000 and $188,000, respectively, to reflect the adoption of new accounting policies, as described in note 2.

As at December 31, 2007, principal repayments for the next five years are as follows:

2008	$241
2009	–
2010	15,095
2011	30,000

$45,336

6. Share capital:
(a)	Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

No preferred shares have been issued.

Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2004	34,262,300
Issued for cash, pursuant to stock options exercised	161,600

Issued and outstanding, December 31, 2005	34,423,900
Issued for cash, pursuant to stock options exercised	249,200

Issued and outstanding, December 31, 2006	34,673,100
Issued for cash, pursuant to stock options exercised	139,750

Issued and outstanding, December 31, 2007	34,812,850

During 2004, the Company’s common shares were split on a two-for-one basis. All share, per share and stock option information in the consolidated financial statements gives effect to the stock split on a retroactive basis.

Subsequent to December 31, 2007, the Company’s Board of Directors approved a three-for-one stock split for its common shares, subject to the approval of the Company’s shareholders at the Annual and Special Meeting of Shareholders scheduled for April 11, 2008. All share and per share information in the consolidated financial statements does not give effect to the proposed stock split.

(c)	Stock option plan:

The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company’s common shares at the grant date, with various vesting periods and a term not exceeding 10 years. In 2007, the Company’s stock option plan was amended and restated, and an additional 1,686,468 common shares were authorized for stock option grants. At December 31, 2007, there were 2,446,152 (2006 – 919,884) shares authorized and available for grants of options under the stock option plan.

RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT     59

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005
6.	Share capital (continued):
(c)	Stock option plan (continued):

Stock option activity for 2007, 2006 and 2005 is presented below:

	Common shares	Weighted average
	under option	exercise price

Outstanding, December 31, 2004	808,998	$18.38
Granted	213,800	32.98
Exercised	(161,600)	18.03
Cancelled	(13,600)	32.41

Outstanding, December 31, 2005	847,598	21.90

Granted	205,950	44.09
Exercised	(249,200)	20.80

Outstanding, December 31, 2006	804,348	27.92

Granted	163,100	56.01
Exercised	(139,750)	25.94
Cancelled	(2,900)	56.01

Outstanding, December 31, 2007	824,798	$33.72

Exercisable, December 31, 2007	658,598	$28.21

The options outstanding at December 31, 2007 expire on dates ranging to March 1, 2017.

The following is a summary of stock options outstanding and exercisable at December 31, 2007:

		Options Outstanding		Options Exercisable
Range of		Weighted average	Weighted average	Number	Weighted average
exercise prices	Number outstanding	remaining life (years)	exercise price	exercisable	exercise price

$11.675 — $13.050	104,900	3.6	$12.34	104,900	$12.34
$13.344 — $15.525	113,598	4.5	15.15	113,598	15.15
$26.460 — $32.410	263,300	6.6	29.54	263,300	29.54
$42.690 — $44.090	182,800	8.1	44.00	176,800	44.04
$56.010	160,200	9.2	56.01	—	—

	824,798			658,598

(d)	Stock–based compensation:

During 2007, the Company recognized compensation cost of $1,978,000 (2006 — $2,020,000; 2005 — $1,468,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2007	2006	2005

Risk free interest rate	4.5%	4.3%	3.7%
Expected dividend yield	1.50%	1.63%	1.41%
Expected lives of options	5 years	5 years	5 years
Expected volatility	21.8%	21.0%	20.1%

The weighted average grant date fair value of options granted during the year ended December 31, 2007 was $13.29 per option (2006 — $9.86; 2005 — $6.98). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

60     RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005
6.	Share capital (continued):
(e)	Net earnings per share:

Year ended December 31, 2007	Net earnings	Shares	Per share amount

Basic net earnings per share	$75,983	34,755,371	$2.19
Effect of dilutive securities:
Stock options	—	332,061	(0.02)

Diluted net earnings per share	$75,983	35,087,432	$2.17

Year ended December 31, 2006	Net earnings	Shares	Per share amount

Basic net earnings per share	$57,218	34,546,460	$1.66
Effect of dilutive securities:
Stock options	—	305,540	(0.02)

Diluted net earnings per share	$57,218	34,852,000	$1.64

Year ended December 31, 2005	Net earnings	Shares	Per share amount

Basic net earnings per share	$53,580	34,366,311	$1.56
Effect of dilutive securities:
Stock options	—	365,629	(0.02)

Diluted net earnings per share	$53,580	34,731,940	$1.54

7.	Segmented information:

The Company’s principal business activity is the sale of consignment and self-owned equipment and other assets at auctions. This business represents a single reportable segment.

The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

	United States	Canada	Europe	Other	Combined

Year ended December 31, 2007:
Auction revenues	$175,949	$71,223	$39,339	$28,720	$315,231
Capital assets and goodwill	244,528	118,493	53,405	16,230	432,656
Year ended December 31, 2006:
Auction revenues	$157,236	$54,862	$29,024	$19,918	$261,040
Capital assets and goodwill	199,659	86,852	25,989	12,128	324,628
Year ended December 31, 2005:
Auction revenues	$121,253	$48,824	$26,609	$15,947	$212,633
Capital assets and goodwill	173,709	79,849	22,638	12,846	289,042

8.	Income taxes:

Income tax expense differs from that determined by applying the United States statutory tax rates to the Company’s results of operations as follows:

	2007	2006	2005

Statutory federal and state tax rate in the United States	40%	40%	40%

Expected income tax expense	$44,758	$36,826	$33,006
Differences:
Earnings taxed in foreign jurisdictions	(10,199)	(3,912)	(5,571)
Non-deductible expenses	1,368	1,898	1,268
Foreign exchange gains and losses	(657)	—	(724)
Change in valuation allowance	1,009	—	—
Other	(367)	36	955

Actual income tax expense	$35,912	$34,848	$28,934

RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT     61

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005
8.	Income taxes (continued):

Temporary differences that give rise to future income taxes are as follows:

	2007	2006

Future income tax asset:
Working capital	$778	$1,074
Capital assets	173	556
Stock-based compensation	775	574
Unused tax losses	2,380	1,344
Other	298	265

	4,404	3,813
Valuation allowance	(1,177)	(168)

Total future income tax asset	3,227	3,645
Current future income tax asset	778	1,074

Non-current future income tax asset	2,449	2,571

Future income tax liability:
Capital assets	(4,422)	(2,381)
Goodwill	(6,354)	(5,486)
Other	(4,222)	(3,177)

Total future income tax liability	(14,998)	(11,044)
Current future income tax liability	—	(851)

Non-current future income tax liability	(14,998)	(10,193)

Net future income taxes	$(11,771)	$(7,399)

Presented on balance sheet as:
Future income tax asset — current	$778	$1,074
Future income tax asset — non-current	1,015	1,189
Future income tax liability — current	—	(851)
Future income tax liability — non-current	(13,564)	(8,811)

	$(11,771)	$(7,399)

As at December 31, 2007, the Company has net operating and capital loss carryforwards of approximately $9,055,000 available to reduce future taxable income, of which $2,015,000 expire through 2028, and $7,040,000 remain indefinitely. The Company has recorded a valuation allowance of $3,697,000 against these losses.
9.	Commitments and contingencies:
(a)	Operating leases:

The Company is party to certain operating leases relating to auction sites and offices located in Canada, the United States, Mexico, Italy, Spain, the Netherlands, the United Arab Emirates, Australia, Singapore, India, Japan and China. The future minimum lease payments as at December 31, 2007 are approximately as follows:

2008	$2,143
2009	1,494
2010	925
2011	898
2012	205
Thereafter	—

Total rent expenses in respect of these leases for the year ended December 31, 2007 was $2,131,000 (2006 — $1,796,000; 2005 — $1, 574,000).

(b)	Contingencies:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s financial position or results of operations.

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At December 31, 2007, outstanding guarantees under contract for industrial equipment to be sold prior to the end of the second quarter of 2008 totaled $29,134,000 (December 31, 2006 — $14,581,000 sold prior to the end of the first quarter of 2007) (undiscounted and before estimated proceeds from sale at auction). The Company also had guarantees under contract totaling $26,559,000 relating to agricultural auctions to be held prior to the end of the second quarter of 2008 (December 31, 2006 — $25,128,000 sold prior to the end of the second quarter of 2007). No liability has been recorded with respect to these contracts.

62     RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2007, 2006 and 2005
10.	Transactions with related parties:

During the year ended December 31, 2007, the Company paid $1,004,000 (2006 — $727,000; 2005 — $751,000) to a company controlled by the former Chairman of the Company’s Board of Directors, who retired in 2006. The costs were incurred pursuant to agreements, approved by the Company’s Board of Directors, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company’s customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. The Company has entered into similar agreements in the past.

11.	United States generally accepted accounting principles:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, there were no significant differences in the presented net earnings for the years ended December 31, 2007, 2006 and 2005, and balance sheets as at December 31, 2007 and 2006, had these results been prepared in accordance with United States GAAP.

RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT     63

SUPPLEMENTAL QUARTERLY DATA
(Unaudited; tabular dollar amounts expressed in thousands of United States dollars, except per share data)

	Gross	Auction	Net	Net Earnings Per Share(4)		Closing
2007	Auction Proceeds	Revenues	Earnings	Basic	Diluted	Stock Price(4)

1st quarter	$700,368	$69,362	$17,559	$0.51	$0.50	$58.52
2nd quarter	945,256	94,543	26,555	0.76	0.76	62.62
3rd quarter	667,553	68,060	14,903	0.43	0.42	65.10
4th quarter	873,306	83,266	16,966	0.49	0.48	82.70

	$3,186,483	$315,231	$75,983	$2.19	$2.17

	Gross	Auction	Net		Net Earnings Per Share(4)				Closing
2006	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price(4)

1st quarter	$571,528	$55,973	$13,198		$0.38		$0.38		$49.50
2nd quarter	830,493	78,680	24,526	(1)	0.71	(1)	0.70	(1)	53.18
3rd quarter	580,271	55,688	9,704		0.28		0.28		53.61
4th quarter	738,731	70,699	9,790	(1)	0.28	(1)	0.28	(1)	53.54

	$2,721,023	$261,040	$57,218	(1)	$1.66	(1)	$1.64	(1)

	Gross	Auction	Net		Net Earnings Per Share(4)				Closing
2005	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price(4)

1st quarter	$456,260	$48,578	$13,675	(2)	$0.40	(2)	$0.40	(2)	$31.60
2nd quarter	682,711	65,692	21,134	(2)	0.62	(2)	0.61	(2)	38.55
3rd quarter	364,005	38,430	4,568		0.13		0.13		43.99
4th quarter	589,865	59,933	14,203		0.41		0.41		42.25

	$2,092,841	$212,633	$53,580	(2)	$1.56	(2)	$1.54	(2)

	Gross	Auction	Net		Net Earnings Per Share(4)				Closing
2004	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price(4)

1st quarter	$378,642	$37,670	$6,590		$0.19		$0.19		$28.10
2nd quarter	553,776	55,996	15,164		0.44		0.44		29.11
3rd quarter	307,188	31,449	1,810	(3)	0.05	(3)	0.05	(3)	30.65
4th quarter	549,796	57,142	11,335	(3)	0.34	(3)	0.33	(3)	33.06

	$1,789,402	$182,257	$34,899	(3)	$1.02	(3)	$1.01	(3)

	Gross	Auction	Net	Net Earnings Per Share(4)		Closing
2003	Auction Proceeds	Revenues	Earnings	Basic	Diluted	Stock Price(4)

1st quarter	$341,475	$36,381	$8,575	$0.25	$0.25	$15.86
2nd quarter	462,979	47,657	12,881	0.38	0.38	19.26
3rd quarter	277,832	29,785	2,721	0.08	0.08	20.73
4th quarter	477,107	47,719	12,417	0.37	0.36	26.55

	$1,559,393	$161,542	$36,594	$1.08	$1.07

(1)	Net earnings in the second and fourth quarters of 2006 included a gain of $1.8 million recorded on the sale of excess property ($1.1 million after tax) and a write-down of $0.2 million ($0.1 million after tax) on land held for resale, respectively. Excluding the impact of these items, net earnings for the second and fourth quarter of 2006 would have been $23.4 million ($0.68 per basic share and $0.67 per diluted share) and $9.9 million ($0.28 per share basic and diluted share) respectively.

(2)	Net earnings in the first and second quarters of 2005 include gains of $5.5 million ($3.3 million after tax) and $0.9 million ($0.8 million after tax), respectively, recorded on the sale of excess properties. Excluding the impact of these gains, net earnings for the first and second quarters of 2005 would have been $10.4 million ($0.30 per share, basic and diluted) and $20.4 million ($0.59 per share, basic and diluted), respectively. Net earnings for the full year in 2005 would have been $49.5 million ($1.44 per basic share and $1.43 per diluted share).

(3)	Excluding the impact of $2.1 million in income taxes in connection with realized foreign exchange gains at the subsidiary level relating to certain term debt that came due in 2004, net earnings for the third quarter of 2004 would have been $2.7 million ($0.08 per share, basic and diluted), net earnings for the fourth quarter of 2004 would have been $12.6 million ($0.37 per basic share and $0.36 per diluted share) and net earnings for the full year in 2004 would have been $37.0 million ($1.08 per basic share and $1.07 per diluted share).

(4)	The Company’s common shares split on a two-for-one basis on May 4, 2004. All per share amounts in this table have been adjusted on a retroactive basis to reflect the stock split. As well, the closing stock prices presented in this table have been adjusted for ease of comparison.
64     RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

SELECTED FINANCIAL AND OPERATING DATA
(Tabular dollar amounts expressed in thousands of United States dollars, except per share and operating data)

Years ended December 31,	2007	2006	2005	2004		2003

Gross auction proceeds (unaudited)	$3,186,483	$2,721,023	$2,092,841	$1,789,402		$1,559,393

Statement of operations data:
Auction revenues	$315,231	$261,040	$212,633	$182,257		$161,542
Direct expenses	(42,413)	(36,976)	(27,035)	(23,472)		(22,099)

	272,818	224,064	185,598	158,785		139,443

Depreciation and amortization	(19,417)	(15,017)	(13,172)	(12,708)		(11,773)
General and administrative	(142,014)	(118,165)	(94,670)	(85,667)		(71,265)

Earnings from operations	111,387	90,882	77,756	60,410		56,405
Interest expense	(1,206)	(1,172)	(2,224)	(3,217)		(4,772)
Gain on disposition of capital assets	243	1,277	6,565	229		17
Other income	1,471	1,079	417	824		1,043

Earnings before income taxes	111,895	92,066	82,514	58,246		52,693
Income taxes	(35,912)	(34,848)	(28,934)	(23,347	)(1)	(16,099)

Net earnings	$75,983	$57,218	$53,580	$34,899		$36,594

Net earnings per share-diluted(2)	$2.17	$1.64	$1.54	$1.01		$1.07

Balance sheet data (end of year):
Working capital (including cash)	$58,207	$94,369	$84,108	$36,871		$35,700
Total assets	672,887	554,227	496,396	438,522		411,470
Long-term debt	44,844	43,081	43,322	10,792		27,350
Total shareholders’ equity	435,116	368,637	325,183	289,264		252,779

Selected operating data (unaudited):
Auction revenues as percentage of gross auction proceeds	9.89%	9.59%	10.16%	10.19%		10.36%
Number of consignors at industrial auctions	34,931	32,075	27,912	24,868		23,480
Number of bidders at industrial auctions	254,259	241,132	213,896	202,571		181,039
Number of buyers at industrial auctions	80,340	73,967	62,832	58,858		55,946
Number of permanent auction sites (end of year)	28	26	23	22		22

(1)	2004 income tax expense includes $2.1 million relating to realized foreign exchange gains at the subsidiary level on certain term debt that came due in 2004, which is not expected to recur in future periods.

(2)	The Company’s common shares split on a two-for-one basis on May 4, 2004. All per share amounts in this table have been adjusted on a retroactive basis to reflect the stock split.
RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT     65

BOARD OF DIRECTORS
Charles Croft — Chairman
Chuck Croft has a diverse business background, having been involved in several businesses and industries, including the drilling industry. He was appointed to the Ritchie Bros. Board in 1998 and became Chairman effective November 30, 2006. Mr. Croft is a member of the Nominating and Corporate Governance Committee. Mr. Croft does not intend to stand for re-election at the Company’s Annual Meeting of Shareholders in 2008. A new Chairman will be appointed following the Annual Meeting.
Peter Blake
Peter Blake joined Ritchie Bros. in 1991, having worked previously with predecessor firms of PricewaterhouseCoopers and KPMG. Mr. Blake is a Chartered Accountant and started with the Company as Controller. He was appointed Vice President, Finance in 1994, and in 1997 he was appointed Chief Financial Officer and was elected to the Board. In 2002 Mr. Blake was appointed Senior Vice President and became CEO effective November 2004.
Russell Cmolik
Russ Cmolik started with Ritchie Bros. in 1972 as Controller. He assumed additional responsibilities as the Company grew, including the role of Chief Financial Officer, and became President and Chief Operating Officer in 1991. Mr. Cmolik retired in 2002 but remains a Director of the Company, a position he has held since 1997. Mr. Cmolik is a Chartered Accountant and is currently Chair of the Compensation Committee. Mr Cmolik does not intend to stand for re-election at the Company’s Annual Meeting of Shareholders in 2008.
Beverley Briscoe
Bev Briscoe was appointed to the Ritchie Bros. Board in 2004. Ms. Briscoe has an extensive background working in industries complementary to the auction business and currently works as a business consultant and is President of Briscoe Management Ltd. Ms. Briscoe is a member of the boards of BC Rail Corporation, Goldcorp Inc. (TSX: “G”) and Spectra Energy Income Fund (TSX: “SP.un”), as well as a director of several non-profit organizations, including the Boys and Girls Club of Greater Vancouver, Forum of Women Entrepreneurs and Coast Opportunities Fund. Ms. Briscoe holds a bachelor of commerce degree and is a Chartered Accountant (Fellow). Ms. Briscoe is currently Chair of the Audit Committee and a member of the Nominating & Corporate Governance Committee.
Eric Patel
Eric Patel was first elected to the Ritchie Bros. Board in 2004. Mr. Patel has extensive business and financial experience, and is currently CFO of Paget Resources Corporation, a private mining company. Prior to that Mr. Patel acted as the CFO of Crystal Decisions, Inc., a privately held software company. Mr. Patel joined Crystal Decisions in 1999 after holding executive level positions, including that of CFO, with University Games, Inc., a privately held manufacturer of educational toys and games. Before 1997, Mr. Patel worked for Dreyer’s Grand Ice Cream as Director of Strategy, for Marakon Associates strategy consultants and for Chemical Bank. Mr. Patel holds an MBA degree. Mr. Patel is currently a member of the Audit Committee and is Chair of the Nominating & Corporate Governance Committee.
Robert Murdoch
Bob Murdoch was elected to the Company’s Board in 2006. Mr. Murdoch spent his career with Lafarge Corporation and affiliates, retiring from the position of President and Chief Executive Officer in 1992. Mr. Murdoch was a member of the board of Lafarge, S.A. (NYSE: “LR”; Paris Stock Exchange (Eurolist): “LG”) the Paris-based parent company of Lafarge Corporation, until 2005. Mr. Murdoch is a director of Lallemand Inc. and Timberwest Forest Corp. (TSX: “TWF.un”). Mr. Murdoch holds an LLB degree. Mr. Murdoch sits on the Compensation Committee.
Edward Pitoniak
Ed Pitoniak was appointed to the Company’s Board in 2006 and was appointed to the Audit Committee at the same time. He also sits on the Company’s Compensation Committee. Mr. Pitoniak is President and CEO of bcIMC Hospitality, a private hotel company. Prior to joining the predecessor firm of bcIMC Hospitality Group in 2004 (Canadian Hotel Income Properties Real Estate Investment Trust – TSX: “HOT.un”), Mr. Pitoniak was a Senior Vice-President at Intrawest Corporation for eight years. Before Intrawest, Mr. Pitoniak spent nine years with Times Mirror Magazines, where he held both top editorial and advertising positions with Ski Magazine — specifically, editor-in-chief and advertising director. Mr. Pitoniak has a Bachelor of Arts degree.
RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT     66

SHAREHOLDER INFORMATION
Address

Ritchie Bros. Auctioneers Incorporated 6500 River Road Richmond, BC Canada, V6X 4G5
Telephone:	604.273.7564
Canada (toll-free):	1.800.663.1739
USA (toll-free):	1.800.663.8457
Facsimile:	604.273.6873
Website:	www.rbauction.com
Board of Directors

Charles E. Croft	Chairman

Peter J. Blake	Director & Chief Executive Officer

Beverley A. Briscoe	Director

C. Russell Cmolik	Director

Robert W. Murdoch	Director

Eric Patel	Director

Edward B. Pitoniak	Director
Shareholders wishing to speak to the Chairman should call 604.233.6153 or send an email to leaddirector@rbauction.com.
Management Advisory Committee

Peter J. Blake*	Chief Executive Officer

Robert S. Armstrong*	Chief Operating Officer & Chief Financial Officer

Joseph P. Boyle	VP – North East USA

Stephen H. Branch	VP – Marketing

William A. Cooksley	VP — Information Technology

Scott L. Forke	VP — Agriculture Division, USA

Curtis C. Hinkelman*	Senior VP — Eastern USA

Robert K. Mackay*	President

Warwick N. Mackrell	VP – Australia & Asia

David D. Nicholson*	Senior VP – Central USA, Mexico & South America

Victor E. Pospiech*	Senior VP – Administration & Human Resources

C. Denis Prevost	VP – National Accounts

J. Dean Siddle	VP – Senior Valuation Analyst

Steven C. Simpson*	Senior VP — Western USA

Kevin R. Tink*	Senior VP – Canada & Agricultural

R. Clay Tippett	VP – Internet Business

Sylvain M. Touchette	VP – Eastern Canada Division

Guylain Turgeon*	Senior VP – Managing Director Europe, Middle East & Asia

Karl W. Werner	VP – Auction Operations

Robert K. Whitsit *	Senior VP – National Accounts, Transportation & Real Estate

*	Member of Executive Council
Corporate Governance
Corporate governance information, including the Company’s Report on Corporate Governance, which is included in the Company’s Information Circular, is available on the Company’s website at www.rbauction.com.
Investor Relations
Securities analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:

Investor Relations Department Ritchie Bros. Auctioneers 6500 River Road Richmond, BC Canada, V6X 4G5
Telephone:	604.273.7564
Canada (toll-free):	1.800.663.1739
USA (toll-free):	1.800.663.8457
Facsimile:	604.273.2405
Email:	ir@rbauction.com
Copies of the Company’s filings with the U.S. Securities & Exchange Commission and with Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the internet at www.rbauction.com.
Annual Meeting
The annual meeting of the Company’s shareholders will be held at 11am on Friday April 11, 2008 at the River Rock Resort, 8811 River Road, Richmond, BC V6X 3P8.
Stock Exchanges
Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and the Toronto Stock Exchange and on both exchanges, trades under the symbol “RBA”.
Transfer Agent
Communications concerning transfer requirements, address changes and lost certificates should be directed to:

Computershare Trust Company of Canada 510 Burrard Street 2nd Floor Vancouver, British Columbia Canada, V6C 3B9
Telephone:	604.661.0226
Canada and USA (toll-free):	1.800.564.6253
Facsimile:	604.661.9401
Facsimile (toll-free):	1.800.249.7775
Email:	jenny.karim@computershare.com
Self-service:	www.computershare.com
Co-agent in the United States:
Computershare Trust Company of New York
New York, NY
Auditors
KPMG LLP
Vancouver, Canada
Dividends
All dividends paid by Ritchie Bros. Auctioneers in 2007 and subsequent years will be eligible dividends, unless indicated otherwise in the Company’s quarterly reports or by press release. New tax legislation in Canada means that Canadian resident individuals who receive eligible dividends in 2006 and subsequent years are entitled to an enhanced gross-up and dividend tax credit on such dividends.
67     RITCHIE BROS. AUCTIONEERS 2007 ANNUAL REPORT

RITCHIE BROS.
Auctioneers

Ritchie Bros. Auctioneers

Tel: 604.273.7564
Fax: 604.273.6873

www.rbauction.com